AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
ir@aiful.co.jp URL: http://www.aiful.co.jp

July 6, 2006

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: AIFUL CORPORATION – Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 9, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from January 1, 2006 to March 31, 2006 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By 深田裕司

Name: Yuji Fukada
Title: Chief of Investor Relations,
Investor Relations Office

dlw 7/14

Attachments

List of material information made public in Japan from January 1, 2006 to March 31, 2006

	Descriptions	Information (*) Provided to
Exhibit 1.	Consolidated and Non-Consolidated Financial Results for the First Three Quarters of the Fiscal Year Ending March 31, 2006 dated January 30, 2006 (English Translation)	TSE/OSE
Exhibit 2.	Securities Registration Statement dated March 6, 2006 (brief description in English) as amended by Amendment to Securities Registration Statements dated March 7, 2006 and March 14, 2006 (brief description in English)	DKALFB TSE/OSE
Exhibit 3.	Data book (Third Quarter Report for the fiscal year ending March, 2006) dated January 30, 2006 (English Translation contained)	Public
Exhibit 4.	Press Release dated January 30, 2006 with a title "AIFUL Announces Launch of Specialized Internet Loan Companies" (English translation)	Public
Exhibit 5.	Press Release dated February 20, 2006 with a title "AIFUL Announces Organizational Changes, Changes in Responsibilities of Directors, and Personnel Transfers" (English translation)	Public
Exhibit 6.	Press Release dated March 6, 2006 with a title "AIFUL Confirms Details on Issuance of Stock Options" (English translation)	Public
Exhibit 7.	Press Release dated March 13, 2006 with a title "AIFUL Announces Organizational Change and Personnel Changes" (English translation)	Public

Exhibit 8.	Press Release dated March 14, 2006 with a title "AIFUL Announces Determination of Exercise Price for Stock Options" (English translation)	Public
Exhibit 9.	Press Release dated March 31, 2006 with a title "AIFUL Announces Organizational Changes and Changes to Personnel and Responsibilities" (English translation)	Public

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

AIFUL CORPORATION

381-1 Takasago-cho, Gojo-Agaru,
Karasuma-Dori, Shimogyo-ku, Kyoto

July 6, 2006

Securities and Exchange Commission
Office of International
Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: AIFUL CORPORATION
List of Documents, as amended, under Rule 12g3-2(b)
in connection with Exemption Application

Ladies and Gentlemen:

We, AIFUL CORPORATION, a corporation incorporated under the laws of Japan (the "Company"), based upon Rule 12g-3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, have submitted to the Securities and Exchange Commission under Rule 12g3-2(b) certain information that the Company (i) has made or is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) has filed or is required to file with any stock exchange and which has been made public by such exchange and (iii) has distributed or is required to distribute to its security holders. The list below sets forth the information referred to in clauses (i), (ii) and (iii) above, as amended pursuant to the applicable laws and regulations currently in force, that is required to be published by the Company and the source of the publication requirement.

NAME OF REPORT OR ANNOUNCEMENT	LATEST PUBLISHING DATE ACCORDING TO LAW	SOURCE OF PUBLICATION REQUIREMENT
Annual Securities Report (including Audited Financial Statements) (in Japanese)	Within three months after the end of fiscal year	Article 24 of Securities and Exchange Law of Japan (the "Securities Law")
Semi-Annual Securities Report (including Interim Financial Statements) (in Japanese)	Within three months after the end of interim fiscal year	Article 24-5 of the Securities Law
Securities Registration Statement and any amendment thereto (in Japanese) (if any)	At the time of the offering or sale of securities as stipulated in the Securities Law	Articles 4, 5, 7, and 25 of the Securities Law
Shelf Registration Statement and any amendment thereto, and supplemented documents thereto (in Japanese) (if any)	At the time of the offering or sale of securities as stipulated in the Securities Law	Articles 23-3, 23-4, 23-8 and 25 of the Securities Law
Extraordinary Report and amendment thereto (in Japanese) (if any)	When necessary	Articles 24-5(4), 24-5(5) and 25 of the Securities Law
The Reports on Treasury Stock Purchase	If a resolution concerning treasury stock purchase is adopted at a general meeting of	Articles 24-6 and 25 of the Securities Law

	shareholders or a meeting of the board of directors, the status of such purchase shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law, by the 15th day of the month following each such month	
Brief Statement of Annual Financial Results and Forecast (in Japanese)	Promptly after the settlement of financial results	Article 2(1)(III) of the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation"), and similar rules of Osaka Securities Exchange
Brief Statement of Interim Financial Results and Forecast (in Japanese)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange

Financial review and performance of the first/third quarter (shihanki kaiji)	Promptly after the settlement of financial results of the first/third quarter	Article 2(5) of the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange
Corporate Governance Report and its amendment	By May 31, 2006 and promptly after its amendment	Article 7-5 of the Listing Rule of the Tokyo Stock Exchange and similar rules of Osaka Securities Exchange, and Article 4-5 of the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange
Commercial Register (administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors) (in Japanese)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law (the "Company Law")
Notice of General Meeting of Shareholders, including Financial Statements and Operating Information (in Japanese)	Two weeks prior to the Meeting	Articles 299, 301 and 437 of the Company Law

AIFUL CORPORATION

Notice of Results of General Meeting of Shareholders, including Report of Dividend (in Japanese)	None	None
Annual Business Report to Shareholders (including Annual Financial Statements) (in Japanese)	None	None
Semi-Annual Business Report to Shareholders (including Semi-Annual Financial Statements) (in Japanese) (if any)	None	None
Annual Report (in English) (if any)	None	None
Annual Corporation Facts and Figures (in English) (if any)	None	None
Articles of Incorporation (to be made available for inspection by shareholders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required)) (in Japanese)	Available at all times	Article 31 of the Company Law

AIFUL CORPORATION

Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None
Notice in Relation to Material Issues Which Can Significantly Impact An Investor's Decision with Respect to the Company (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange	The Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange

In the event of any questions or requests for additional information please do not hesitate to contact our United States counsel, Theodore A. Paradise of Davis Polk & Wardwell, Izumi Garden Tower 33F 1-6-1 Roppongi Minato-ku, Tokyo 106-6033, Japan, telephone (81-3-5561-4421), facsimile (81-3-5561-4425).

By 深田祐司

Name: Yuji Fukada
Title: Chief of Investor Relations, Investor Relations Office

EXHIBIT 1

January 30, 2006

Consolidated Financial Results for the First Three Quarters of the Fiscal Year Ending March 31, 2006

AIFUL Corporation
(Securities code: 8515, 1st Section, Tokyo and Osaka Stock Exchanges)
(URL: http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503-6050

I. Items Used to Compile Financial Data for the First Three Quarters

1. Company adopted simplified accounting methods (yes/no): Yes
   Details:
   Calculation of some tax expenses and reserves are based on estimates that take into account previous performance.
2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): Yes
   Details:
   The AIFUL Group adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets [Business Accounting Council, August 9, 2002]) and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6 [Accounting Standards Board of Japan, October 31, 2003]). As a result net income for the first three quarters before taxes declined 743 million yen.
3. Changes in application of consolidated accounting and equity method accounting (yes/no): Yes
   Details:

Consolidated subsidiaries:	(Newly included): 3 companies	(Excluded): 0 companies
Companies accounted for by the equity method:	(Newly included): 0 companies	(Excluded): 0 companies

II. Summary of Business Results for the First Three Quarters, Fiscal 2005 (April 1 – December 31, 2005)

1. Consolidated Operating Results

(In millions of yen - rounded down, except per share data)

	Operating Revenue		Operating Income		Ordinary Income		Net Income	
First three quarters, FY2005	411,779	6.3%	108,878	6.2%	110,057	6.9%	64,290	13.6%
First three quarters, FY2004	387,287	9.2%	102,487	29.5%	102,923	30.4%	56,604	19.2%
Reference: FY2004	518,416	9.5%	134,716	19.7%	135,294	20.3%	75,723	21.1%

	Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
First three quarters, FY2005	453.99	453.84
First three quarters, FY2004	599.04	598.96
Reference: FY2004	800.36	800.30

Notes:
1. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change.
2. AIFUL implemented a 1:1.5 stock split on May 23, 2005.

2. Qualitative Information on Changes in Consolidated Business Performance

A. Overview of Performance

Looking at the Japanese economy during the third quarter of Fiscal 2005, according to the Bank of Japan's Tankan Survey released in December, the business conditions index, which indicates corporate economic sentiment, increased to 21 points on firm domestic demand and an improvement in exports, a rise of two points compared to the previous survey in September, for a third straight quarter of improvement. In addition, the Diffusion Index (DI) for October 1995, released by the Cabinet on December 7, moved up for the third successive month since August, and the Composite Index (CI), which shows the strength of economic trends, is also recording all-time highs during the current expansion phase, after hitting a low in January 2002. Factors such as these show that strong corporate earnings are having a positive effect on household budgets, bringing about a recovery in consumption, although some risks remain, including corporate earnings being forced down by sharp rises in crude oil prices and a sudden slowdown in the US and Chinese economies.

In this economic environment, bad debt expenses in the consumer finance industry are on the decline, with the number of applications for personal bankruptcy as published by the Supreme Court registering year-on-year declines for 25 months in a row since November 2003.

Nevertheless, there is increasingly stiff competition for share in the overall consumer credit market with an expansion in operational tie-ups that transcend industry boundaries, IT companies entering the finance industry, and credit card companies strengthening their cash advance operations.

In this operating environment, the AIFUL Group is seeking to develop its business based primarily on the unsecured loan sector while aggressively expanding into the home equity loan, small business loan and credit card sectors. Further, it is widening its focus from the traditional retail sector, which targets loans for individual customers, to a more broadly defined retail sector that encompasses business loans for small and medium enterprises.

The AIFUL Group has continued to promote diversification of products and sales channels based on its multiple brand strategy to cater to a wider range of customer needs, while securing stable growth potential and profitability into the future and striking a balance between risk diversification and further development. Moreover, each company that belongs to the Group has also been striving to develop efficient operations while working together to generate synergistic effects and strengthen relationships within the Group.

B. Operations

(1) AIFUL Corporation

During the first three quarters, AIFUL's loan business witnessed the Company pursuing product diversification strategies chiefly in unsecured loans as well as home equity loans and small business loans.
A summary by product is as below.

i) Unsecured Loans

There were 391,000 new applications for unsecured loans in the first three quarters of fiscal 2005, a decrease of 3.9% compared to the same period last year, and new account acquisitions were 249,000, down 4.0% year-on-year. During the quarter beginning in October 2005, there were 129,000 new applications, up 6% year-on-year, and there were 85,000 new account acquisitions, up 4.0% year-on-year, putting the brakes on the decline which had persisted since the year ended March 2003. Moreover, the proportion of new account acquisitions via the Internet has risen steadily to 14.3% (11.2% during the same period last year).

As a result, unsecured loans outstanding stood at 1,118,973 million yen, up 3.5% year-on-year at the end of the third quarter of fiscal 2005.

ii) Home Equity Loans and Small Business Loans

AIFUL's product diversification strategy involves home equity loans and small business loans. The balance of loans outstanding for these products at the end of the third quarter was 341,531 million yen, down 0.6% year-on-year, for home equity loans and 36,879 million yen, up 17.5% year-on-year, for small business loans.

A summary of business other than loan operations is as follows.

iii) Credit Guarantees

The credit guarantee business is a fee business in which AIFUL provides guarantees for loan products handled by financial institutions, and the Company handles unsecured personal loans and unsecured small business loans. The entire financial industry is now taking note of this credit guarantee market, especially loans to small businesses, and AIFUL is becoming more active in it.

As a result of these efforts, at the end of the third quarter, AIFUL's guarantee partners numbered 44 unsecured personal loan companies and 48 small business loan companies, and the balance of guarantees (Customer's liabilities for acceptances and guarantees) for affiliated financial institutions stood at 56,622 million yen, marking steady growth of 44.1% compared with the same period last year.

iv) Credit Cards

With regard to new co-branded cards, applications for the issue of the JJClub100 Premium Card, a co-branded card with Next Japan Company Limited, which runs JJCLUB100, have been accepted since November 16, 2005. With six million members, JJCLUB100 is the first complex of private member leisure facilities to operate on the principle of timed use in Japan.

v) Expansion of Channels

To expand customer acquisition channels, AIFUL strengthened the development of branches based on the "Suguwaza" loan application processing machine; 191 machines have been installed, as of the end of the third quarter.

Moreover, the Company opened 217 branches, including branches with only Suguwaza machines, and closed 12 branches, bringing the total number of branches to 1,777, with 515 staffed and 1,262 non-staffed facilities, at the end of the third quarter.

In cash deposit and withdrawal services, the Company had partnerships with 94 banks and 14 companies enabling customers had access to 85,720 CDs/ATMs, including AIFUL's own ATMs.

Apart from this, AIFUL has been working to open up its own nationwide ATMs to other companies in an efficient use of management resources, and it had 16 ATM partner companies at the end of the third quarter.

As a result, AIFUL's loans outstanding at the end of the third quarter stood at 1,497,384 million yen, an increase of 3.1% year-on-year.

(2) LIFE Co., Ltd.

In the first three quarters, LIFE further increased its focus on the credit card business while continuing to consolidate the foundations of its existing businesses, seeking to establish a high profit structure.

In the credit card business, LIFE has been actively promoting the affinity sector and negotiations on corporate tie-ups in addition to retail industry partnerships, and it has steadily increased its number of cardholders. In terms of customer services, LIFE has commenced Japan's biggest points exchange service, G Point, which allows customers to combine points from pre-paid cards, bonus point cards and other cards, and then use them to gain bonus point services that they requested. LIFE has partnerships with 483 companies in cash advance services, giving access to about 140,000 CDs and ATMs, and the company is steadily improving customer convenience.

Furthermore, in an effort to communicate the company's response to credit card fraud and to promote security awareness in a way that is easy to understand for customers, LIFE, as an issuer of credit cards, produced a television commercial with the aim of raising caution about "phishing," one form of the various credit card fraud scams that have emerged recently, and it began airing the commercial in October 2005. Apart from this, the fourth round of the media mix TV+website commercial, which went on the air in November 2005, has received a big response from customers, including selection for "Japan's Top 10 Commercials of the Year," and the number of hits on LIFE's homepage has increased in leaps and bounds.

As a result, the total number of credit card holders at the end of the third quarter rose 860,000 to 12,770,000.

In its per-item credit business, LIFE is working to accumulate prime assets by strengthening and enhancing the efficiency of its sales organization. In its consumer finance business, LIFE operates the LIFE Cash Plazas, of which 113 are staffed branches and 99 are unstaffed branches. LIFE is continuing to expand its loans outstanding by aggressively acquiring new customers.

In its guarantee business, LIFE had guarantee partnerships with 129 banks, and it will continue its efforts to expand bank loan guarantee products in the future.

As a result of the foregoing, operating loans outstanding at the end of the third quarter totaled 786,808 million yen, up 4.8% year-on-year (including 165,428 million yen in operating loans taken off the balance sheet by securitization.) This total consisted of credit card shopping up 21.6% year-on-year to 105,924 million yen, per-item credit down 1.5% to 192,371 million yen, credit card cash advances up 7.6% to 386,331 million yen, credit guarantee installment receivables down 7.0% to 93,682 million yen, and other businesses down 3.5% to 8,498 million yen.

Meanwhile, the volume of business was up 24.7% year-on-year to 347,578 million yen for credit card shopping, down 18.6% to 96,705 million yen for per-item credit, up 9.3% to 23,540 million yen for credit guarantees, and up 5.1% to 259,957 million yen for credit card cash advances.

(3) Other Group Companies

i) Small Business Loans

Businext, a joint venture between AIFUL and Sumitomo Trust & Banking Co., Ltd., has been actively developing its business, which includes the establishment of a new-style of outlet based on door-to-door marketing. It set up a Fukuoka Branch in April 2005 and Niigata and Utsunomiya branches in May the same year. Moreover, the company revised its scoring system in November 2005, further concentrating its energies on acquiring good-quality customers.

As a result, operating loans outstanding stood at 66,366 million yen, up 56.9% year-on-year, at the end of the third quarter.

Operating loans outstanding at City's Corporation also grew steadily to 63,406 million yen, up 53.0% year-on-year, at the end of the third quarter, which was the effect of the new branches opened (the total number of branches at the end of the third quarter stood at 63), and sales of Super Business Loan, a low interest product.

ii) Consumer Finance

Tryto Corporation has begun opening branches in the Kyushu area since setting up the Hakata Eki-mae Branch in June 2005, and it established a branch in Kagoshima in July, Oita in September and Nagasaki in December as it endeavored to further expand its area of operations and efficiently develop its business.

As a result of the above, operating loans outstanding at the end of the third quarter stood at 63,589 million yen, up 11.5% year-on-year.

Wide Corporation is continuing to actively expand its business in eastern Japan and has also recommenced TV commercials. As a result, loans outstanding totaled 100,025 million yen (including 7,000 million yen in off-balance sheet receivables resulting from securitization) at the end of the third quarter, topping 100 billion yen in loans outstanding. The company also began handling home equity loans in October 2005.

Apart from this, the balance of operating loans outstanding at TCM Co., Ltd., and Passkey Co, Ltd., was 9,337 million yen and 7,226 million yen respectively at the end of the third quarter. The companies will continue to pursue even greater management efficiency and synergies in the future as members of the AIFUL Group.

iii) Servicer

AsTry Loan Services Corporation, a joint venture with Aozora Bank, has concentrated diligently on expanding claims handled by widening the range of claims managed and collected, while carefully assessing the environment. . As a result, the balance of claims purchased totaled 9,605 million yen, up 436.5% year-on-year, at the end of the third quarter.

iv) Venture Capital

New Frontier Partners Co., Ltd., a venture capital business, has been active mainly in investing in new ventures as well as secondary investment. Moreover, the company invested in the production of a movie, *Beruna no Shippo* (Berna's Tail), scheduled to open this summer as its first content investment in June 2005.

As a result, its investments outstanding stood at 4,434 million yen (including investments through funds), down 2.4% year-on-year, at the end of the third quarter.

As a result, AIFUL and it subsidiaries held 2,193,668 million yen in loans outstanding, up 7.1% year-on-year, 298,337 million yen in installment receivables, up 5.6%, 150,308 million yen in credit guarantee installment receivables, up 7.3%, and 10,419 million yen in other business, up 4.5%, at the end of the first three quarters. The amounts above include 172,424 million yen in off-balance sheet loans due to securitization (including 117,381 million yen in loans outstanding and 55,042 million yen in installment receivables.)

As a result of the factors described above, the AIFUL Group's operating revenue for the first three quarters increased by 6.3%, to 411,779 million yen.

AIFUL's non-consolidated operating revenue grew 1.3% year-on-year to 259,140 million yen, comprising 62.9% of the Group's revenue. LIFE recorded operating revenue of 98,579 million yen, an increase of 8.5% year-on-year, comprising 23.9% of the Group's revenues.

The main breakdown of consolidated operating revenue shows 369,341 million yen, or 89.7%, was accounted for by operating interest on loans, 21,225 million yen or 5.1% by revenue from credit card shopping and per-item credit, 6,367 million yen or 1.6% by credit guarantee revenue.

Operating expenses for the AIFUL Group totaled 302,901 million yen, up 6.4% year-on-year. Of this amount, AIFUL's non-consolidated operating expenses accounted for 59.7%, or 180,828 million yen, of this total, up 3.3% year-on-year, while LIFE's operating expenses accounted for 26.3%, or 79,694 million yen, up 2.4% year-on-year.

Total Group operating expenses can be broken down into 117,310 million yen (or 38.7%) for bad debt-related expenses, 28,394 million yen (or 9.4%) in financial expenses, 21,228 million yen (or 7.0%) in advertising expenses, 43,969 million yen (or 14.5%) in personnel expenses, and 21,184 million yen (or 7.0%) in commissions paid.

The 1,621 million yen in write-down of consolidation adjustment account accrued with the purchase of consolidated companies was recorded as an operating expense.

As a result of the foregoing, consolidated operating income for the first three quarters rose 6.2% to 108,878 million yen, ordinary income was up 6.9% to 110,057 million yen, and net income increased 13.6% to 64,290 million yen. AIFUL's non-consolidated operating income decreased 3.1% to 78,311 million yen, ordinary income decreased 1.5% to 83,261 million yen, and net income decreased 0.7% to 49,718 million yen.

3. Basic Stance with Regard to Corporate Governance and Current Status of Related Policies

A. Basic Stance with Regard to Corporate Governance

The AIFUL Group considers speed in decision-making, the establishment of management supervisory functions, and the reinforcement of compliance and disclosure to be its basic policies for the enhancement of corporate governance.
Its corporate governance, business execution, management supervisory and internal controls, and risk management systems are as indicated in the diagram below.


General Meeting of Shareholders
Board of Auditors
4 auditors
(Includes 3 external auditors)
Audit
Board of Directors' meetings
(Held weekly, speedy decision-making)
Directors (One year term of appointment)
Audit
Reports
Group Compliance Committee
Meetings
Directs
Reports
Branding project
Management/ supervision
Compliance Committee
(Committee Chairman: Representative Director, Committee Members: Include external lawyers
Compliance Hotline
(Internal reporting system)
Inspection
Guidance/ supervision
Feedback
AIFUL divisions
Management Planning Division
(Risk Management Committee)
(Information Management Bureau)
Group Company Control Section
(Management of group companies)
Compliance Office
Information collection
Audit Div. (Including auditing of Group companies)
Internal auditing
Support
Training Dept.
Education
Legal Dept. Customer Service Center
Guidance/ education
Loan Business Div.
Loan Business Dept.
Branch groups
Branches
Investors
Opinions of investors
Timely disclosure/ provision of information
Fund procurement
Investor Relations Office
PR Dept.
Synchronization of information
Inquiries
Response
Participation/advice
External lawyers
Audit
Group companies
Directors of each company
Audit
Auditors of each company
Customers

B. AIFUL's Business Execution, Management Supervisory and Internal Controls, and Risk Management Systems

In a measure aimed at speedy management decision-making, the AIFUL and LIFE Boards of Directors meet weekly (Boards of Directors meet monthly at other group companies) to fully discuss and examine management issues and business opportunities facing the companies, as well as strategies to address them. Speedy management decisions follow these discussions.

In its efforts to enhance legal compliance, AIFUL has had an Inspection Department, an Internal Audit Department, and Legal Department, in charge of preventative legal affairs, in place for some time. In addition to this, the Company established a Compliance Committee, which includes lawyers and other external members and serves as a consultative body for the Board of Directors, in April 2002. At monthly meetings, the Compliance Committee gathers risk information, implements preventative measures, and conducts employee education based on the committee guidelines, working to reinforce compliance systems throughout the whole Company.

In addition, AIFUL has established a new Compliance Office, an organization dedicated to conducting ongoing examination and assessment of these issues on a company-wide basis to ensure that the compliance system continues to improve and that appropriate corporate ethics take root group-wide.

With these efforts, AIFUL is appropriately synchronizing information with other group companies and working to enhance the group's overall compliance system.

On October 1, 2005, the Company established the AIFUL Group Compliance Committee as the apex organization for the Compliance Committees at each Group company, aiming to ensure common corporate ethics for the Group overall and the establishment of an overall compliance system.

C. Current Status of Corporate Governance Policies

(1) Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring

i) Details of Company Organizations and Establishment of Internal Control System

a. Details of Company Organizations

In order to properly comply with regulations and legislation that profoundly affect AIFUL's operations, such as the Personal Information Protection Act, as well as to ensure further enhancement of its compliance system and the establishment of appropriate corporate ethics, the Company has established a Compliance Office as a specialist division to conduct ongoing examination and assessment of these issues on a company-wide basis.

b. Training and Establishment of Hotlines

Other steps taken here include the formulation and distribution to each and every Group employee of the "AIFUL Group Ethical Code," as well as the establishment of hotlines in the Personnel and Inspection Departments for discussion of breaches of the code. AIFUL has also established a Customer Service Center within the Legal Department to respond promptly to customer inquiries and complaints, with the aim of increasing customer satisfaction and reinforcing the legal compliance system, which includes guidance and education for the sales and marketing staff in cooperation with the Compliance Committee.

In addition to the establishment of a Compliance Hotline in June 2003, the Company standardized its internal reporting system, establishing a structure in which any breach of the law or internal regulations is exhaustively reported.

c. Ensuring Appropriate Disclosure of Financial Information and Internal Control

The AIFUL Group's system for ensuring the appropriateness of financial information consists of the prescribed checking procedures in the Accounting Department and audits based on the Commercial Code and the Securities and Exchange Law. Apart from this, AIFUL has long maintained an organizational structure based on the separation of the division in charge of financial accounting (Accounting Department) and the division in charge of management accounting (Management Planning Department), which provides a system of checks and balances.

Moreover, the Company's efforts to ensure appropriateness in financial reporting include additional checks made in advance of the disclosure of financial reports by related departments, including the Investor Relations Office, the Public Relations Department, the Legal Department, and the Management Planning Department.

d. Enhancing Disclosure and Internal Control

AIFUL believes that appropriate disclosure of business information will make external monitoring of management more effective. Based on the principle of aiming for transparent management and effective corporate governance, AIFUL constantly strives to provide full disclosure that is timely and easy to understand. Its activities include maintaining an investor relations web site, disclosing information through press releases, settlement data books, annual reports and similar materials, as well as providing information and briefings for the domestic and foreign mass media, investors and analysts.

AIFUL also provides regular feedback to the president, Board of Directors' meetings and departmental managers on the opinions and desires of investors in its efforts to enhance disclosure.

ii) Establishment Status of Risk Management System

With regard to its risk management system, AIFUL has established a system in which the Risk Management Committee within the Management Planning Division primarily gathers information on latent and apparent risk factors within the Company, and conducts crisis management in cooperation with related departments, including the Investor Relations Office, Public Relations Department and Legal Department.

Moreover, in response to the Personal Information Protection Law, which came into force on April 1, 2005, the Company launched a project in April 2004 to prevent the leaking of information, carrying out a review of the proper handling of personal information and company-wide security management measures to prevent the leakage of personal information before it happens in terms of the human, organizational and technical aspects and establishing a system to prevent the disclosure of personal information.

Moreover, AIFUL has prepared an action plan for when problems relating to personal information or corporate information arise at the Company or at Group companies, and has set up a new Information Management Contingency Plan, for which the Information Management and Administration Office within the Management Planning Department is responsible, with the aim of addressing emergencies properly and promptly, thus establishing a strong system for responding to emergencies.

iii) Internal Auditing and Auditing System and Status of Auditing

a. *Internal Auditing and Auditing System*

AIFUL established the Inspection Department with the aim of monitoring the appropriateness and legality of business processes, including at Group companies. It works on a day-to-day basis to detect and curb deviations by conducting regular inspections, primarily at the business offices of AIFUL and its Group companies.

With regard to the management supervisory function, AIFUL employs an auditor system, which has four auditors, including three external auditors. The auditors not only supervise management through attendance at the weekly Board of Directors meetings at AIFUL and LIFE, but also attend the Compliance Committee and work in close cooperation with the Inspection Department, the internal audit department, to firmly implement the auditing system. Moreover, the auditors of the Company and each group company work in conjunction with the Group Company Control Section and the Inspection Department to provide the auditing system for Group company audits, as well.

b. *Auditing*

AIFUL employs Deloitte Touche Tohmatsu and Shimbashi & Co. as auditors based on the Commercial Code and for audits based on the Securities and Exchange Law. There are no beneficial relationships between these audit corporations and the employees engaged in conducting audits at AIFUL and AIFUL.

(2) Existence of Personal, Financial, Business or Any Other Beneficial Relationship Between the Company, and the External Directors and External Auditors

There is no business or other beneficial relationship between the Company and its external auditors.

4. Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
3rd quarter, FY2005	2,728,375	680,295	24.9	4,803.67
3rd quarter, FY2004	2,539,649	597,015	23.5	6,327.37
Reference: FY2004	2,574,286	617,352	24.0	6,538.03

Note: AIFUL implemented a 1:1.5 stock split on May 23, 2005.

Consolidated Cash Flows

(In millions of yen - rounded down)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
First three quarters, FY2005	(48,925)	(2,479)	70,081	127,837
First three quarters, FY2004	(44,665)	(3,793)	83,417	138,217
Reference: FY2004	(63,408)	(11,211)	80,318	108,965

5. Qualitative Information on Changes in Consolidated Financial Position

A. Assets

Loans totaled 2,076,286 million yen, an increase of 7.2% year-on-year. This was primarily due to steady increases in Group loans. Wide Corporation's loans amounted to 93,025 million yen, Businext's loans totaled 66,366 million yen, and City's loans were 63,406 million yen.

Installment receivables rose 22.4% year-on-year to 243,294 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at LIFE Co., Ltd.

Customers' liabilities for acceptances and guarantees rose 7.3% to 150,308 million yen as a result of AIFUL's active promotion of their guarantee businesses.

The allowance for bad debts rose 2.9% year-on-year to 161,323 million yen. Consolidated loans and installment receivables at the end of the quarter do not include 172,424 million yen in receivables (117,381 million yen in loans and receivables and 55,042 million yen in installment receivables) taken off the balance sheet by securitization of receivables.

The consolidated adjustment account was 9,706 million yen, down 15.2% year-on-year.

B. Liabilities

Total capital procured at the end of the third quarter rose 5.1% year-on-year to 1,751,659 million yen. This was mainly due to an increase in the demand for funds corresponding with the steady increase in operating receivables.

C. Shareholders' Equity

Consolidated shareholders' equity at the end of the third quarter was 680,295 million yen, and the shareholders' equity ratio stood at 24.9%. AIFUL's non-consolidated shareholders' equity was 632,372 million yen, and the shareholders' equity ratio stood at 29.4%.

D. Cash Flows

Despite a decline due to the growth in loans outstanding, and the acquisition of fixed assets, cash and cash equivalents ("cash" below) at the end of the third quarter stood at 127,837 million yen, up 18,872 million yen compared with the end of fiscal 2004. This increase was a result of financing activities that included the issuance of corporate bonds.

(1) Cash flow from operating activities

With net income before taxes for the first three quarters at 109,433 million yen, net cash used by operating activities stood at 48,925 million yen, compared to 44,665 million yen for the same period last year, due to an increase in loans and to the payment of corporate tax.

(2) Cash flow from investing activities

As a result of the acquisition of fixed assets, net cash used by investing activities stood at 2,479 million yen compared with 3,793 million yen in cash used in the same period for the previous year despite an increase from the sale of investment securities and the collection of loans.

(3) Cash flow from financing activities

Financing activities generated net cash of 70,081 million yen, compared with 83,417 million yen for the same period a year earlier, due to implementation of direct procurement, including the issuance of corporate bonds and commercial paper.

III. Full Year Forecast (April 1, 2005 - March 31, 2006)
Qualitative Data Concerning Results Forecasts

AIFUL made favorable progress in the third quarter toward its full year earnings forecasts announced on November 1, 2005. Financial results forecasts are prepared based on the information available at the time of the release of this material. As a result, actual result may differ from forecasts for a variety of reasons.

Supplemental material

I. Summary of Consolidated Balance Sheet for the First Three Quarters, Fiscal 2005

(In millions of yen - rounded down, %)

Category	End of current quarter (As of Dec. 31, 2005)	End of same quarter last year (As of Dec.31, 2004)	Change		Reference: FY2004 (As of Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
(Assets)					
I. Current assets					
Cash and cash equivalents	128,140	138,401	(10,261)	(7.4)	109,575
Loans	2,076,286	1,936,297	139,989	7.2	1,995,621
Installment receivables	243,294	198,802	44,491	22.4	192,401
Customers' liabilities for acceptances and guarantees	150,308	–	150,308	–	–
Credit guarantee installment receivables	–	140,050	(140,050)	(100.0)	141,407
Deferred tax assets	23,615	24,431	(816)	(3.3)	30,809
Other	82,123	74,984	7,138	9.5	79,241
Allowance for bad debts	(137,633)	(136,229)	(1,404)	1.0	(137,935)
Total current assets	2,566,134	2,376,739	189,395	8.0	2,411,119
II. Fixed assets					
Tangible fixed assets	52,982	48,095	4,886	10.2	48,252
Intangible fixed assets	30,883	32,668	(1,785)	(5.5)	31,816
Consolidation adjustment account	9,706	11,440	(1,734)	(15.2)	11,007
Other	21,177	21,227	(50)	(0.2)	20,809
Investment and other fixed assets	77,434	81,658	(4,224)	(5.2)	82,453
Claims in bankruptcy	32,512	28,241	4,270	15.1	28,535
Deferred tax assets	3,136	11,508	(8,371)	(72.7)	4,288
Other	65,475	62,489	2,986	4.8	71,177
Allowance for bad debts	(23,689)	(20,579)	(3,110)	15.1	(21,547)
Total fixed assets	161,300	162,423	(1,122)	(0.7)	162,522
III. Deferred assets	940	486	453	93.2	643
Total assets	2,728,375	2,539,649	188,725	7.4	2,574,286
(Liabilities)					
I. Current liabilities					
Acceptances and guarantees	150,308	–	150,308	–	–
Credit guarantees payable	–	140,050	(140,050)	(100.0)	141,407
Short-term debt	93,385	99,143	(5,758)	(5.8)	71,695
Current portion of bonds	91,000	84,000	7,000	8.3	94,000
Current portion of long-term debt	473,507	439,085	34,421	7.8	436,661
Reserve for accrued bonuses	2,162	2,093	69	3.3	4,243
Gains on deferred installments	17,984	13,722	4,262	31.1	14,523
Other	115,730	112,707	3,023	2.7	96,335
Total current liabilities	944,079	890,802	53,276	6.0	858,865
II. Long-term liabilities					
Bonds	429,500	331,000	98,500	29.8	384,890
Long term debts	647,267	693,444	(46,177)	(6.7)	686,212
Deferred tax liabilities	3,787	–	3,787	–	–
Allowance for retirement benefits for employees	9	2,212	(2,203)	(99.6)	687
Allowance for retirement benefits for directors	1,494	1,402	92	6.6	1,419
Other	15,201	18,563	(3,362)	(18.1)	19,474
Total long-term liabilities	1,097,260	1,046,624	50,636	4.8	1,092,683
Total liabilities	2,041,339	1,937,427	103,912	5.4	1,951,548
(Minority interests)					
Minority interests	6,740	5,206	1,534	29.5	5,384
(Shareholders equity)					
I. Common stock	83,317	83,317	–	–	83,317
II. Capital surplus	104,125	104,144	(18)	(0.0)	104,125
III. Retained earnings	484,680	408,533	76,146	18.6	427,609
IV. Differences in evaluation of other marketable securities	11,158	4,632	6,525	140.9	5,363
V. Treasury stock	(2,986)	(3,612)	625	(17.3)	(3,063)
Total shareholders' equity	680,295	597,015	83,279	13.9	617,352
Total Liabilities, minority interests and shareholders' equity	2,728,375	2,539,649	188,725	7.4	2,574,286

II. Summary of Consolidated Income Statement for the First Three Quarters, Fiscal 2005

(In millions of yen - rounded down, %)

Item	Three quarters (Apr. 1 - Dec. 31, 2005)	Same period last year (Apr. 1 - Dec. 31, 2004)	Change		Reference: FY2004 (Apr. 1 - Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
I. Operating revenue	411,779	387,287	24,492	6.3	518,416
Interest on loans to customers	369,341	349,316	20,024	5.7	466,429
Credit card revenue	8,005	6,635	1,369	20.6	9,090
Per-item credit revenue	13,220	12,643	577	4.6	17,200
Credit guarantee revenue	6,367	5,178	1,188	23.0	7,087
Other	14,845	13,513	1,332	9.9	18,607
II. Operating expenses	302,901	284,800	18,100	6.4	383,700
Financial expenses	28,394	30,204	(1,810)	(6.0)	39,682
Cost of sales	92	116	(23)	(20.5)	357
Operating expenses - other	274,414	254,479	19,935	7.8	343,660
Operating income	108,878	102,487	6,391	6.2	134,716
III. Non-operating income	1,344	1,331	13	1.0	1,493
IV. Non-operating expenses	165	894	(729)	(81.5)	914
Ordinary income	110,057	102,923	7,133	6.9	135,294
V. Extraordinary income	795	594	200	33.8	1,184
VI. Extraordinary losses	1,419	6,149	(4,729)	(76.9)	7,037
Net income before income taxes	109,433	97,369	12,064	12.4	129,441
Taxes	43,794	40,239	3,555	8.8	53,015
Gain on minority interests	1,348	524	823	157.0	702
Net income	64,290	56,604	7,685	13.6	75,723

III. Summary of Consolidated Cash Flow Statement for the First Three Quarters, Fiscal 2005

(In millions of yen - rounded down)

Item	Three quarters (Apr. 1 to Dec. 31, 2005)	Same period last year (Apr. 1 to Dec. 31, 2004)	Reference: FY2004 (Apr. 1, 2004 to Mar. 31, 2005)
	Amount	Amount	Amount
I. Cash flow from operating activities			
Net income before taxes	109,433	97,369	129,441
Depreciation expenses	8,254	9,144	11,188
Increase (decrease) in allowance for bad debts	1,169	3,131	5,002
Decrease (increase) in loans to customers	(73,269)	(84,323)	(134,434)
Decrease (increase) in installment receivables	(50,891)	(44,518)	(38,116)
Other	464	18,955	7,584
Subtotal	(4,839)	(242)	(19,335)
Payments for corporate and other taxes	(44,381)	(44,587)	(44,256)
Other	295	164	182
Cash flow from operating activities	(48,925)	(44,665)	(63,408)
II. Cash flow from investing activities			
Funds used for purchase of intangible fixed assets	(5,094)	(4,583)	(5,014)
Other	2,614	789	(6,197)
Cash flow from investing activities	(2,479)	(3,793)	(11,211)
III. Cash flow from financing activities			
Increase in short-term debts	713,240	661,494	875,186
Repayment of short-term debt	(691,550)	(628,210)	(869,351)
Increase in long-term debt	343,093	475,904	629,726
Repayments of long-term debt	(345,545)	(393,254)	(566,683)
Cash from issue of corporate bonds	124,860	49,685	113,153
Cash used for redemption of bonds	(84,000)	(90,000)	(90,000)
Other	9,983	7,798	(11,713)
Cash flow from financing activities	70,081	83,417	80,318
IV. Effect of exchange rate changes on cash and cash equivalents	22	(13)	(5)
V. Increase (decrease) in cash and cash equivalents	18,698	34,944	5,692
VI. Balance of cash and cash equivalents at the beginning of period	108,965	98,329	98,329
VII. Increase in cash and cash equivalents from new consolidations	173	4,943	4,943
VIII. Balance of cash and cash equivalents at the end of the third quarter	127,837	138,217	108,965

IV. Results of Operations (Consolidated) for the First Three Quarters, Fiscal 2005

1. Operating Revenue

(In millions of yen - rounded down)

Item	Three quarters (Apr. 1 to Dec. 31, 2005)		Same period last year (Apr. 1 to Dec. 31, 2004)		Reference: FY2004 (Apr. 1, 2004 to Mar. 31, 2005)	
	Amount	%	Amount	%	Amount	%
Interest on loans to customers	369,341	89.7	349,316	90.2	466,429	90.0
Unsecured loans	304,763	74.0	291,308	75.2	387,839	74.8
Secured loan	42,485	10.3	42,181	10.9	56,531	10.9
Small business loans	22,091	5.4	15,827	4.1	22,059	4.3
Credit card revenue	8,005	1.9	6,635	1.7	9,090	1.7
Per-item credit revenue	13,220	3.2	12,643	3.3	17,200	3.3
Credit guarantee revenue	6,367	1.6	5,178	1.3	7,087	1.4
Other financial revenue	26	0.0	115	0.0	144	0.0
Interest on deposit	1	0.0	1	0.0	2	0.0
Interest on marketable securities	0	0.0	0	0.0	0	0.0
Interest on loans	–	–	89	0.0	111	0.0
Other	24	0.0	23	0.0	31	0.0
Other operating revenue	14,819	3.6	13,398	3.5	18,462	3.6
Revenue from operational investment securities	206	0.1	305	0.1	664	0.1
Bad debt write-off recovery	6,670	1.6	5,867	1.5	7,719	1.5
Other	7,942	1.9	7,225	1.9	10,077	2.0
Total operating revenue	411,779	100.0	387,287	100.0	518,416	100.0

Note: The "Other" component of "Other operating revenue" includes collection of purchased claims and card membership fees.

2. Other Operating Indicators

(In millions of yen)

Item	End of current quarter (As of Dec. 31, 2005)	End of same quarter last year (As of Dec. 31, 2004)	Reference: FY2004 (As of Mar. 31, 2005)
Loans outstanding	2,193,668	2,047,569	2,095,201
Unsecured loans	1,682,539	1,590,740	1,622,032
Secured loans	355,489	345,276	352,213
Small business loans	155,639	111,552	120,955
Number of accounts	3,869,561	3,742,856	3,796,141
Unsecured loans	3,671,770	3,572,728	3,618,577
Secured loans	103,761	97,286	99,827
Small business loans	94,030	72,842	77,737
Number of branches	2,584	2,282	2,326
Staffed branches	871	873	884
Unstaffed branches	1,713	1,409	1,442
Number of loan-contracting machines	2,222	2,130	2,170
Number of Automatic processing machines for loan applications	191	–	7
Number of ATMs	158,258	138,332	148,705
Company-owned	2,330	2,274	2,292
Partner-owned	155,928	136,058	146,413
Number of employees	6,793	6,588	6,510

Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables, which came to 117,381 million yen at the end of the third quarter, 111,271 million yen at the end of the third quarter last year, and 99,580 million yen at the end of the previous consolidated fiscal year have been included.

MEMBERSHIP

January 30, 2006

Non-Consolidated Financial Results for the First Three Quarters of the Fiscal Year Ending March 31, 2006

AIFUL Corporation
(Securities code: 8515, 1st Section, Tokyo and Osaka Stock Exchanges)
(URL: http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503-6050

I. Items Used to Compile Financial Data for the First Three Quarters

1. Company adopted simplified accounting methods (yes/no): Yes
   Details:
   Calculation of some tax expenses and reserves are based on estimates that take into account previous performance.
2. Any differences between the accounting practices used here and those used in preparing non-consolidated accounts for the previous business year (yes/no): Yes
   Details:
   (Accounting Standard for Impairment of Fixed Assets)
   The AIFUL Group adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets [Business Accounting Council, August 9, 2002]) and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6 [Accounting Standards Board of Japan, October 31, 2003]). There is no effect on income.
   (Liabilities for Guarantee)
   The balance of liabilities for guarantee relating to guarantee operations is now recorded concurrently under Current assets as Customers' liabilities for acceptances and guarantees and Current liabilities as Acceptances and guarantees. As a result of this change, Current assets and Current liabilities have increased by 56,622 million yen, respectively.

II. Summary of Business Results for the First Three Quarters, Fiscal 2005 (April 1 – December 31, 2005)

1. Non-Consolidated Business Performance

(In millions of yen - rounded down, except per share data)

	Operating Revenue		Operating Income		Ordinary Income		Net Income	
First three quarters, FY2005	259,140	1.3%	78,311	-3.1%	83,261	-1.5%	49,718	-0.7%
First three quarters, FY2004	255,811	1.9%	80,823	19.3%	84,494	20.0%	50,060	37.8%
Reference: FY2004	340,615	1.7%	107,581	13.0%	112,533	13.7%	67,301	26.8%

	Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
First three quarters, FY2005	351.09	350.97
First three quarters, FY2004	529.77	529.71
Reference: FY2004	711.20	711.14

Notes:
1. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change.
2. AIFUL implemented a 1:1.5 stock split on May 23, 2005.

2. Non-Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Third quarter, FY2005	2,150,053	632,372	29.4	4,465.29
Third quarter, FY2004	1,969,752	565,842	28.7	5,996.99
Reference: FY2004	2,033,547	584,308	28.7	6,188.00

III. Full Year Forecast (April 1, 2005 – March 31, 2006): Qualitative Data Concerning Results Forecasts

AIFUL made favorable progress in the third quarter toward its full year earnings forecasts announced on November 1, 2005. Financial results forecasts are prepared based on the information available at the time of the release of this material. As a result, actual result may differ from forecasts for a variety of reasons.

EXHIBIT2

(Brief Description in English)

March 6, 2006,
as amended March 7, 2006 and March 14, 2006

Securities Registration Statement, as Amended

In connection with the public offering of stock acquisition rights (*shinkabu-yoyakuken*) for the purpose of the stock option, the Company filed the Securities Registration Statement on March 6, 2006 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, in accordance with the Japanese laws and regulations. Such Securities Registration Statement was amended by the Amendment to Securities Registration Statements, which were filed on March 7, 2006 and March 14, 2006 with the Director-General of Kanto Local Finance Bureau in accordance with the Japanese laws and regulations.

(1) Terms and Conditions of the Public Offering

Number of issuance	7,488
Aggregate issue price	¥0
Issue price	¥0
Application fee	Not applicable
Application unit	One
Application period	March 14, 2006
Application deposit	Not applicable
Place of submission of Application	AIFUL Corporation, Headquarters, Personnel Division (381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto)
Payment date	Not applicable
Payment Handling Place	Not applicable

Recipients of stock acquisition rights	Number of recipient	Number of stock acquisition rights
(1) AIFUL directors	17	738
(2) AIFUL employees	264	3,576
(3) Directors of AIFUL subsidiaries	15	534
(4) Employees of AIFUL subsidiaries	189	2,640
Total	485	7,488

* When a director or employee of AIFUL Corporation (the "Company") or any subsidiary of the Company is serving concurrently in more than one position, the main position has been listed.

(2) Description of Stock Acquisition Rights, etc.

Type of shares to be acquired upon exercise of the stock acquisition rights	Common stock
Number of shares to be acquired upon exercise of the stock acquisition rights	1. Number of shares to be acquired upon exercise of the stock acquisition rights 374,400 common stocks (fifty (50) shares for each stock acquisition right) 2. Adjustment to the number of shares (1) After the issue of the stock acquisition rights, the number of shares to be acquired upon exercise of the stock acquisition rights may be adjusted according to the following formula in the event that the Company implements a stock split or reverse stock split. The adjustment shall be made only in respect to those stock acquisition rights which have not been exercised at the relevant point in time.

	Should a fraction of less than one share arise as a result of the adjustment, it shall be rounded down to the nearest one share. Adjusted number of shares = Pre-adjustment number of shares × split (or reverse split) ratio (2) The Company may carry out adjustments as it deems necessary in the event that, after the issue of the stock acquisition rights, it is merged with another company or carries out a merger where a new company is incorporated and the stock acquisition rights are succeeded, and in the event that an adjustment is necessary in view of those circumstances.
Amount to be paid upon exercise of the stock acquisition rights	1. Amount to be paid upon exercise of the stock acquisition rights: ¥421,000 Note: The amount paid per share to be acquired upon exercise of the stock acquisition rights ("Exercise Price") multiplied by the number of shares to be acquired upon exercise of the stock acquisition rights for one stock acquisition right. 2. Adjustment to the Exercise Price (1) After the issue of the stock acquisition rights, the amount paid may be adjusted according to the following formula in the event that the Company implements a stock split or reverse stock split. Should the adjustment result in a fraction of less than ¥1, the figure shall be rounded up to the nearest ¥1. Adjusted Exercise Price = Pre-adjustment Exercise Price × 1/split or reverse split ratio (2) The amount paid may be also adjusted according to the following formula in the event that new shares are issued or treasury stock is disposed for a price less than current market value (except in the cases of exercising stock acquisition rights and exercising rights to request the transfer of shares granted pursuant to the Commercial Code prior to its revision). Should the adjustment result in a fraction of less than ¥1, the figure shall be rounded up to the nearest ¥1. Adjusted amount paid = Pre-adjustment amount paid × Shares outstanding + [(Newly issued shares × Amount paid per share) / (Market value before new share issuance)] / Shares outstanding + Newly issued shares

Aggregate issue price of shares in case of	¥3,152,448,000

issuance of shares upon exercise of the stock acquisition rights	
Issue price of shares and amount to be incorporated into paid-in capital in the event of an issuance of shares upon exercise of the stock acquisition rights	1. Issue price per share of common stock of the Company: ¥8,420 Notwithstanding the Adjusted Exercise Price in the event of adjustment under Paragraph 2 of "Amount to be paid upon exercise of the stock acquisition rights." 2. Amount to be incorporated into paid-in capital per share of common stock of the Company: ¥4,210 Notwithstanding that this shall be one half of the Adjusted Exercise Price in the event of adjustment under Paragraph 2 of "Amount to be paid upon exercise of the stock acquisition rights", and when the calculations give rise to fractions of less than ¥1, the amount shall be rounded up to the nearest ¥1.
Period during which the stock acquisition rights may be exercised	July 1, 2007 – June 30, 2010

Conditions for the exercise of the stock acquisition rights	1. A person who receives an allotment of stock acquisition rights ("stock acquisition rights recipient") must be a director or employee of the Company or a subsidiary of the Company at the time of the issuance of the stock acquisition rights. However, this shall not apply when the Company's board of directors deems the retention of stock acquisition rights to be reasonable in the event the person retires due to the expiry of a term of office, the mandatory retirement age, or retirement for other due cause. 2. No pledge or any other disposal of stock acquisition rights shall be permitted. 3. When the position of a stock acquisition rights recipient changes on or after the date when stock acquisition rights are issued as a result of promotion, demotion, temporary transfer or recall, there shall be no change in the number of shares initially allocated. 4. Other conditions shall be as specified in the agreement concerning the allocation of stock acquisition rights.
Events and conditions for the cancellation of the stock acquisition rights	1. The Company may cancel its stock acquisition rights without having to make any payment to stock acquisition rights recipient where (a) the Company enters into a merger agreement under which the Company will dissolve, or (b) a proposed share exchange agreement

	and a proposed share transfer that makes the Company a fully owned subsidiary are approved at the general meeting of shareholders of the Company. 2. In the event that any stock acquisition rights recipient no longer meets the conditions specified in conditions to exercise the stock acquisition rights and is therefore unable to exercise the stock acquisition rights prior to exercise of the rights, the Company may cancel its stock acquisition rights without having to make any payment to stock acquisition rights recipient.
The transfer of stock acquisition rights	The transfer of stock acquisition rights shall require the approval of the Board of Directors of the Company.

2 Use of Proceeds from the new issue

(1) The Amount of Proceeds from the new issue

Aggregate amount to be paid	Estimated amount of issue expenses	Estimated net amount of proceeds
¥3,152,448,000	¥1,000,000	¥3,151,448,000

Note:
1. Aggregate amount to be paid equals the aggregate issue price plus the total amount to be paid upon exercise of the stock acquisition rights.
2. Estimated amount of issue expenses does not include the consumption tax, etc.
3. Aggregate amount to be paid and estimated amount of issue expenses shall be reduced in the event that (a) the stock acquisition right is not exercised during the period which the stock acquisition rights may be exercised, (b) the stock acquisition rights recipient loses its right or (c) the Company cancels its stock acquisition rights.

(2) Use of Proceeds

This public offering is not for the purpose of fund raising, but for the purpose of issuing stock options. Consequently, the stock acquisition rights will be issued free of charge, and no proceeds of the Company will arise from the new issue.
Moreover, payments resulting from the exercise of the stock acquisition rights will depend on the decision of the stock acquisition rights recipient. Therefore, the amount and the date of the payments are undetermined. The Company intends to use the full amount of the proceeds for working capital purposes.

EXHIBIT3

2006年3月期(2005年12月) 第3四半期決算データブック

Data Book (Third Quarter Report for the fiscal year ending March, 2006)

アイフル株式会社

AIFUL CORPORATION

1. 主要利益数値 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項 目		年/決算月 *(Fiscal Year)*		04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	387,287	9.2	518,416	9.5	272,802	6.4	411,779	6.3	552,941	6.7
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	284,800	3.4	383,700	6.3	197,829	3.8	302,901	6.4	400,384	4.3
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	102,487	29.5	134,716	19.7	74,972	13.8	108,878	6.2	152,557	13.2
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	102,923	30.4	135,294	20.3	75,757	15.5	110,057	6.9	153,000	13.1
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	56,604	19.2	75,723	21.1	44,210	35.1	64,290	13.6	89,116	17.7
総資本	(百万円)	*Total Assets*	*(¥ Million)*	2,539,649	7.5	2,574,286	10.4	2,680,042	6.9	2,728,375	7.4	2,767,665	7.5
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	597,015	12.5	617,352	12.8	661,718	14.6	680,295	13.9	699,210	13.3
一株当たり当期純利益 ※	(円)	*EPS ※*	*(¥)*	599.04	19.2	800.36	21.0	312.20	-9.8	453.99	-24.2	629.31	-21.3
一株当たり株主資本 ※	(円)	*BPS ※*	*(¥)*	6,327.37	12.6	6,538.03	12.8	4,672.82	-23.5	4,803.67	-24.1	4,937.58	-24.5
株主資本比率	(%)	*Equity Ratio*	*(%)*	23.5	*1.0*	24.0	*0.5*	24.7	*1.7*	24.9	*1.4*	25.3	*1.3*
株主資本当期純利益率	(%)	*ROE*	*(%)*	13.1	*0.7*	13.0	*0.9*	13.8	*2.2*	13.2	*0.0*	13.5	*0.5*
総資本当期純利益率	(%)	*ROA*	*(%)*	3.1	*0.4*	3.1	*0.4*	3.4	*0.7*	3.2	*0.1*	3.3	*0.2*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23, 2005

注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項 目		年/決算月 *(Fiscal Year)*		04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	255,811	1.9	340,615	1.7	172,607	1.6	259,140	1.3	346,097	1.6
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	174,987	-4.5	233,034	-2.8	116,231	-0.7	180,828	3.3	231,529	-0.6
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	80,823	19.3	107,581	13.0	56,376	6.4	78,311	-3.1	114,567	6.5
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	84,494	20.0	112,533	13.7	59,663	9.1	83,261	-1.5	121,000	7.5
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	50,060	37.8	67,301	26.8	35,569	17.8	49,718	-0.7	71,934	6.9
総資本	(百万円)	*Total Assets*	*(¥ Million)*	1,969,752	3.6	2,033,547	8.7	2,129,976	7.1	2,150,053	9.2	2,192,780	7.8
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	565,842	12.2	584,308	11.7	619,847	12.7	632,372	11.8	649,034	11.1
期末発行済株式総数 ※	(千株)	*N. of Shares issued*	*(Thousand)*	94,690	0.0	94,690	0.0	142,035	50.0	142,035	50.0	142,035	50.0
一株当たり当期純利益 ※	(円)	*EPS ※*	*(¥)*	529.77	37.8	711.20	26.8	251.18	-21.4	351.09	-33.7	507.97	-28.5
一株当たり株主資本 ※	(円)	*BPS ※*	*(¥)*	5,996.99	12.3	6,188.00	11.8	4,377.15	-24.8	4,465.29	-25.5	4,583.26	-25.9
一株当たり配当金	(円)	*Cash Dividends per Share*	*(¥)*	-	-	60.00	0.0	30.00	0.0	-	-	60.00	0.0
配当性向	(%)	*Payout Ratio*	*(%)*	-	-	8.4	*-2.3*	11.9	*2.6*	-	-	11.8	*3.4*
株主資本比率	(%)	*Equity Ratio*	*(%)*	28.7	*2.2*	28.7	*0.7*	29.1	*1.4*	29.4	*0.7*	29.6	*0.9*
株主資本当期純利益率	(%)	*ROE*	*(%)*	12.2	*2.3*	12.2	*1.5*	11.8	*0.6*	10.8	*-1.4*	11.7	*-0.5*
総資本当期純利益率	(%)	*ROA*	*(%)*	3.5	*1.0*	3.4	*0.6*	3.4	*0.3*	3.2	*-0.3*	3.4	*0.0*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23, 2005

注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

【参考】

残高経費率 ※	(%)	*SG & A Cost / Loan ※*	*(%)*	13.7	*-1.0*	13.7	*-0.7*	13.1	*-0.7*	13.6	*-0.1*	12.9	*-0.8*

※ 残高経費率=その他の営業費用/((期初残高+期末残高)÷2)(%) ※ SG & A Cost/Loan = Other Operating Expenses/Average Loans Outstanding (%)

注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 (Review of Operation / Group Total)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

年/決算月 (Fiscal Year)			04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3 (E)	増減率(yoy%)
営業債権合計	(百万円)	Total Receivable Outstanding (¥Million)	2,478,962	8.9	2,522,579	9.8	2,611,034	6.7	2,652,733	7.0	2,707,581	7.3
営業貸付金残高		Loans Outstanding	2,047,569	9.0	2,095,201	9.8	2,170,122	6.4	2,193,668	7.1	2,252,809	7.5
無担保ローン		Unsecured	1,590,740	9.0	1,622,032	9.8	1,672,969	5.2	1,682,539	5.8	1,720,542	6.1
有担保ローン		Home Equity	345,276	1.3	352,213	1.7	353,971	1.7	355,489	3.0	359,498	2.1
事業者ローン		Small Business	111,552	42.3	120,955	43.9	143,180	41.4	155,639	39.5	172,768	42.8
総合斡旋		Credit Card Shopping	87,083	10.7	79,622	11.3	88,826	19.0	105,924	21.6	90,700	13.9
個品斡旋等		Installment Sales Finance etc.	204,258	10.4	206,348	11.1	204,616	4.2	202,833	-0.7	208,428	1.0
信用保証売掛金		Guarantee	140,050	5.5	141,407	5.8	147,469	8.6	150,308	7.3	155,643	10.1
口座数(残高あり)	(千件)	Customer Accounts (Thousand)	3,742	6.7	3,796	7.8	3,859	3.1	3,869	3.4	-	-
無担保ローン		Unsecured	3,572	6.4	3,618	7.5	3,668	2.5	3,671	2.8	-	-
有担保ローン		Home Equity	97	5.2	99	5.7	102	5.7	103	6.7	-	-
事業者ローン		Small Business	72	31.0	77	31.4	88	31.2	94	29.1	-	-
一口座当たり残高	(千円)	Per Account	547	2.1	551	1.8	562	3.2	566	3.6	-	-
無担保ローン		Unsecured	445	2.4	448	2.1	456	2.7	458	2.9	-	-
有担保ローン		Home Equity	3,549	-3.8	3,528	-3.7	3,457	-3.9	3,426	-3.5	-	-
事業者ローン		Small Business	1,531	8.6	1,555	9.5	1,620	7.8	1,655	8.1	-	-
クレジットカード会員数	(千件)	Credit Card Holders (Thousand)	11,766	9.6	11,967	8.3	12,438	8.0	12,778	8.6	12,967	8.4
個品斡旋口座数	(千件)	Shopping Installment Accounts (Thousand)	804	10.9	809	9.4	819	5.0	815	1.4	-	-
新規顧客件数	(千件)	New Accounts (Thousand)	432	13.3	582	13.9	301	3.7	444	3.0	610	4.8
無担保ローン		Unsecured	391	13.8	526	14.1	269	2.1	396	1.3	545	3.6
有担保ローン		Home Equity	17	-3.4	24	-0.7	13	8.2	19	10.4	24	0.0
事業者ローン		Small Business	23	21.0	31	24.2	18	27.9	28	25.4	39	25.8
新規クレジットカード発券数	(千枚)	New Issue of Credit Card (Thousand)	1,613	2.3	2,122	-1.7	1,099	2.9	1,695	5.1	2,271	7.0

(2)チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)			04/12	増減数	05/3	増減数	05/9	増減数	05/12	増減数	2006/3 (E)	増減数
ローン事業店舗数	(店)	Loan Business Branches	2,282	*310*	2,326	*349*	2,465	*192*	2,584	*302*	2,744	*418*
有人店舗		Staffed Branches	873	*61*	884	*71*	893	*29*	871	*-2*	886	*2*
無人店舗		Unstaffed Branches	1,409	*249*	1,442	*278*	1,572	*163*	1,713	*304*	1,888	*446*
ローン申込機		Simple Auto Application Machines	-	-	7	*7*	100	*100*	191	*191*	350	*343*
自動契約機設置台数	(台)	Unmanned Loan-contracting machines	2,130	*279*	2,170	*315*	2,202	*72*	2,222	*92*	-	-
正社員数(a)	(人)	N. of Employees (Regulary Payroll)(a)	6,588	*459*	6,510	*541*	6,807	*267*	6,793	*205*	7,159	*649*
非正社員数(b)	(人)	N. of Employees (temp.) (b)	3,399	*84*	3,242	*141*	3,252	*-144*	3,581	*182*	-	-
合計(a)+(b)	(人)	Total (a)+(b)	9,987	*543*	9,752	*682*	10,059	*123*	10,374	*387*	-	-
非正社員比率(b)/(a+b)	(%)	Ratio of N. of Employees (b)/(a+b)	34.0	*-1.1*	33.2	*-0.9*	32.3	*-1.8*	34.5	*0.5*	-	-

3. グループ合計損益の内訳 *(Revenue and Expenses / Group Total)*

会計ベース*(On-Balance)*

(百万円/¥ Million)

年/決算月	(Fiscal Year)	05/3	営業収益比 (%)	増減率 (yoy%)	05/9	営業収益比 (%)	増減率 (yoy%)	05/12	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	518,416	100.0	9.5	272,802	100.0	6.4	411,779	100.0	6.3	552,941	100.0	6.7
営業貸付金利息	Interest Income	466,429	90.0	8.6	245,054	89.8	5.9	369,341	89.7	5.7	495,462	89.6	6.2
無担保ローン	Unsecured	387,839	74.8	8.3	202,463	74.2	4.7	304,763	74.0	4.6	407,348	73.7	5.0
有担保ローン	Home Equity	56,531	10.9	2.7	28,473	10.4	1.7	42,485	10.3	0.7	57,165	10.3	1.1
事業者ローン	Small Business	22,059	4.3	34.9	14,117	5.2	40.2	22,091	5.4	39.6	30,948	5.6	40.3
総合斡旋収益	Credit Card Shopping	9,090	1.7	11.7	5,022	1.8	17.5	8,005	1.9	20.6	10,768	1.9	18.5
個品斡旋収益	Installment Sales Finance	17,200	3.3	10.9	9,066	3.3	9.5	13,220	3.2	4.6	18,044	3.3	4.9
信用保証収益	Guarantees	7,087	1.4	27.4	4,150	1.5	23.7	6,367	1.6	23.0	8,664	1.6	22.3
その他の金融収益	Other Financial Revenue	144	0.0	51.6	17	0.0	-76.7	26	0.0	-77.4	64	0.0	-55.6
その他の営業収益	Other Operating Revenue	18,462	3.6	26.0	9,490	3.5	4.9	14,819	3.6	10.6	19,936	3.6	8.0
投資有価証券売上高	Sales of Investment Securities	664	0.1	-	134	0.0	-41.0	206	0.1	-32.5	656	0.1	-1.2
償却債権回収額	Bad Debt Recovery	7,719	1.5	13.9	4,659	1.7	16.7	6,670	1.6	13.7	8,960	1.6	16.1
その他	Other	10,077	2.0	28.7	4,696	1.7	-2.7	7,942	1.9	9.9	10,319	1.9	2.4
営業費用	Operating Expenses	383,700	74.0	6.3	197,829	72.5	3.8	302,901	73.6	6.4	400,384	72.4	4.3
金融費用	Financial Expenses	39,682	7.7	4.0	18,940	6.9	-6.6	28,394	6.9	-6.0	38,441	7.0	-3.1
借入金利息等	Interest on Borrowings	26,534	5.1	7.8	12,622	4.6	-5.6	18,904	4.6	-5.2	25,262	4.6	-4.8
社債利息等	Interest on SB etc.	13,147	2.5	-2.9	6,317	2.3	-8.5	9,489	2.3	-7.6	13,178	2.4	0.2
売上原価	Cost of Sales	357	0.0	160.6	63	0.0	-32.3	92	0.0	-20.5	483	0.1	35.3
投資有価証券売上原価	Cost of Investment Securities	357	0.0	-	63	0.0	-32.3	92	0.0	-20.5	483	0.1	35.3
その他の営業費用	Other Operating Expenses(SG&A)	343,660	66.3	6.5	178,825	65.6	5.1	274,414	66.6	7.8	361,459	65.4	5.2
貸倒関連費用	Credit Cost	155,466	30.0	-1.2	76,390	28.0	-2.0	117,310	28.5	1.2	144,553	26.1	-7.0
広告宣伝費	Advertising Expenses	23,669	4.6	18.6	14,645	5.4	25.5	21,228	5.2	22.6	28,926	5.2	22.2
人件費	Salaries	54,712	10.6	11.9	29,509	10.8	10.2	43,969	10.7	8.4	61,131	11.1	11.7
役員報酬	Directors' Salaries	852	0.2	33.1	542	0.2	45.7	810	0.2	28.4	989	0.2	16.1
従業員給与賞与等	Employees' Salaries	43,438	8.4	13.7	21,055	7.7	8.9	36,614	8.9	10.8	46,109	8.3	6.1
その他	Other	10,420	2.0	3.7	7,911	2.9	11.7	6,544	1.6	-4.7	14,032	2.5	34.7
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	1,940	0.4	-5.9	1,187	0.4	36.9	1,621	0.4	24.7	2,055	0.4	5.9
その他	Other	107,871	20.8	14.3	57,093	20.9	7.9	90,284	21.9	13.7	124,792	22.6	15.7
営業利益	Operating Income	134,716	26.0	19.7	74,972	27.5	13.8	108,878	26.4	6.2	152,557	27.6	13.2
営業外収益	Non-operating Income	1,493	0.3	43.6	926	0.3	77.7	1,344	0.3	1.0	1,014	0.2	-32.1
営業外費用	Non-operating Expenses	914	0.2	-21.2	141	0.1	-82.2	165	0.0	-81.5	571	0.1	-37.5
経常利益	Ordinary Income	135,294	26.1	20.3	75,757	27.8	15.5	110,057	26.7	6.9	153,000	27.7	13.1
特別利益	Extraordinary Income	1,184	0.2	-76.1	755	0.3	15.6	795	0.2	33.8	899	0.2	-24.1
特別損失	Extraordinary Losses	7,037	1.3	-48.2	1,199	0.4	-79.5	1,419	0.3	-76.9	1,997	0.4	-71.6
税引前利益(a)	Income before Income Taxes(a)	129,441	25.0	24.7	75,313	27.6	24.6	109,433	26.6	12.4	151,902	27.5	17.4
法人税·住民税及び事業税(b)	Income Taxes(b)	41,025	7.9	-11.1	26,190	9.6	21.7	35,575	8.6	23.5	53,571	9.7	30.6
法人税等調整額(c)	Effect of a Tax Consequences(c)	11,990	2.3	-	3,966	1.5	-32.5	8,219	2.0	-28.2	7,743	1.4	-
少数株主利益(損失)	Minority Interest Loss	702	0.1	180.8	945	0.3	204.8	1,348	0.3	157.0	1,470	0.3	109.4
当期純利益	Net Income	75,723	14.6	21.1	44,210	16.2	35.1	64,290	15.6	13.6	89,116	16.1	17.7
実質税率(b+c)/a (%)	Real Tax Rate(b+c)/a (%)	41.0	-	-	40.0	-	-	40.0	-	-	40.4	-	-

4. グループ合計資金調達の状況　(Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/12	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	05/12	構成比(%)	2006/3(E)	構成比(%)
借入金	Borrowings	1,154,125	61.5	1,123,076	60.2	1,072,996	56.5	1,104,937	56.9	1,079,327	55.2
都市銀行	City Banks	86,569	4.6	84,879	4.6	96,575	5.1	86,924	4.5	-	-
長期信用銀行	Long-Term Credit Banks	68,205	3.6	65,307	3.5	64,579	3.4	70,727	3.6	-	-
信託銀行	Trust Banks	331,443	17.7	335,539	18.0	364,265	19.2	387,929	20.0	-	-
地方銀行･第二地方銀行	Regional Banks	226,134	12.1	207,959	11.1	195,266	10.3	195,279	10.1	-	-
生命保険会社	Life Insurance	125,848	6.7	131,789	7.1	131,376	6.9	145,917	7.5	-	-
損害保険会社	Non-Life Insurance	49,653	2.6	46,431	2.5	39,095	2.1	35,140	1.8	-	-
外国銀行	Foreigner	10,000	0.5	10,000	0.5	10,000	0.5	10,000	0.5	-	-
シンジケートローン	Syndicated Loan	117,701	6.3	107,079	5.7	33,525	1.8	32,400	1.7	-	-
邦銀	Japanese Banks	28,454	1.5	23,404	1.3	15,725	0.8	14,600	0.8	-	-
外銀	Foreigner	24,000	1.3	20,900	1.1	17,800	0.9	17,800	0.9	-	-
その他	Other	65,247	3.5	62,774	3.4	-	-	-	-		
県信連等	Credit Association	64,467	3.4	69,765	3.7	77,384	4.1	79,063	4.1	-	-
その他	Other	74,103	4.0	64,327	3.4	60,930	3.2	61,557	3.2	-	-
CP･社債等	CP and Bonds	721,481	38.5	742,331	39.8	827,107	43.5	835,744	43.1	874,288	44.8
CP	CP	20,000	1.1	-	-	23,000	1.2	17,000	0.9	-	-
普通社債	SB	415,000	22.1	478,890	25.7	510,500	26.9	520,500	26.8	-	-
証券化	ABS	286,481	15.3	263,441	14.1	293,607	15.5	298,244	15.4	-	-
合　計	Total	1,875,607	100.0	1,865,407	100.0	1,900,104	100.0	1,940,682	100.0	1,953,616	100.0

(2)長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/12	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	05/12	構成比(%)	2006/3(E)	構成比(%)
短期調達	Short-term Borrowings	119,143	6.4	71,695	3.8	87,850	4.6	110,385	5.7	92,040	4.7
短期借入	Borrowings	99,143	5.3	71,695	3.8	64,850	3.4	93,385	4.8	-	-
CP	CP	20,000	1.1	-	-	23,000	1.2	17,000	0.9	-	-
長期調達	Long-term Borrowings	1,756,463	93.6	1,793,712	96.2	1,812,254	95.4	1,830,297	94.3	1,861,576	95.3
固定金利借入	Fixed Rate	256,906	13.7	247,179	13.3	208,186	11.0	216,077	11.1	-	-
変動金利借入	Floating Rate	798,075	42.6	804,201	43.1	799,960	42.1	795,475	41.0	-	-
キャップ	With Cap	221,509	11.8	299,135	16.0	226,620	11.9	222,787	11.5	-	-
スワップ	With Swap	245,111	13.1	248,278	13.3	256,907	13.5	251,844	13.0	-	-
社債等(固定)	SB Other (Fixed Bond)	570,447	30.4	626,086	33.6	703,267	37.0	728,913	37.6	-	-
普通社債	SB	402,500	21.5	466,390	25.0	498,000	26.2	508,000	26.2	-	-
証券化	ABS	167,947	9.0	159,696	8.6	205,267	10.8	220,913	11.4	-	-
社債等(変動)	SB Other (Floating Bond)	131,034	7.0	116,244	6.2	100,839	5.3	89,830	4.6	-	-
普通社債	SB	12,500	0.7	12,500	0.7	12,500	0.7	12,500	0.6	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-	-
証券化	ABS	118,534	6.3	103,744	5.6	88,339	4.6	77,330	4.0	-	-
キャップ	With Cap	118,534	6.3	103,744	5.6	88,339	4.6	77,330	4.0	-	-
合　計	Total	1,875,607	100.0	1,865,407	100.0	1,900,104	100.0	1,940,682	100.0	1,953,616	100.0

※ キャップ･スワップには、開始年月日が未到来のキャップ50,000百万円を含んでおりません。なお、未到来のスワップはありません。

(3)調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		04/12	05/3	05/9	05/12	2006/3(E)
調達金利	Funding Rate	1.61	1.60	1.53	1.57	1.67
間接	Indirect	1.70	1.68	1.64	1.72	1.88
直接	Direct	1.46	1.48	1.38	1.38	1.41

※調達金利＝期末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	Long term prime rate	1.55	1.65	1.55	1.85	1.95

5. アイフル営業実績 *(Review of Operation / AIFUL)*

(1) 営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*			04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業債権合計		*Total Receivable Outstanding*	1,491,693	2.1	1,515,007	2.4	1,547,297	3.6	1,555,950	4.3	1,584,091	4.6
営業貸付金残高	(百万円)	*Loans Outstanding (¥ Million)*	1,452,319	1.1	1,471,767	1.4	1,492,898	2.3	1,497,384	3.1	1,518,898	3.2
無担保ローン		*Unsecured*	1,081,381	0.8	1,093,662	1.2	1,115,158	2.7	1,118,973	3.5	1,135,183	3.8
有担保ローン		*Home Equity*	339,540	0.5	345,180	0.7	342,265	-0.4	341,531	0.6	342,474	-0.8
事業者ローン		*Small Business*	31,396	16.5	32,924	17.8	35,474	17.6	36,879	17.5	41,240	25.3
信用保証売掛金		*Guarantee*	39,298	62.9	43,180	58.1	52,668	56.9	56,622	44.1	62,845	45.5
個人保証		*Personal Loans*	33,391	45.2	35,267	35.9	38,091	21.2	39,646	18.7	42,632	20.9
事業者保証		*Small business loans*	5,906	420.4	7,912	482.6	14,577	585.0	16,975	187.4	20,212	155.5
その他		*Other*	-	-	-	-	1,730	-	1,943	-	2,347	-
口座数	(千件)	*Customer Accounts (Thousand)*	2,214	-1.6	2,214	-1.4	2,194	-1.7	2,184	-1.4	2,205	-0.4
無担保ローン		*Unsecured*	2,094	-2.1	2,091	-1.9	2,068	-2.2	2,055	-1.8	2,075	-0.8
有担保ローン		*Home Equity*	96	4.8	98	5.0	100	4.4	101	5.1	101	2.5
事業者ローン		*Small Business*	23	17.4	24	17.4	26	14.9	27	13.3	28	16.2
一口座当たり残高	(千円)	*Per Account (¥ Thousand)*	655	2.7	664	2.8	680	4.1	685	4.5	689	3.8
無担保ローン		*Unsecured*	516	3.0	522	3.1	539	5.0	544	5.4	547	4.8
有担保ローン		*Home Equity*	3,524	-4.0	3,499	-4.0	3,412	-4.6	3,374	-4.3	3,387	-3.2
事業者ローン		*Small Business*	1,310	-0.8	1,323	0.4	1,341	2.4	1,359	3.7	1,424	7.6
新規顧客件数	(千件)	*New Accounts (Thousand)*	283	-2.3	376	-3.1	180	-6.7	274	-3.2	377	0.3
無担保ローン		*Unsecured*	259	-2.3	343	-3.4	164	-7.7	249	-4.0	344	0.4
有担保ローン		*Home Equity*	17	-5.6	23	-3.4	12	2.8	18	4.8	22	-3.1
事業者ローン		*Small Business*	6	5.2	9	10.8	4	8.3	7	6.8	9	7.9
実質平均利回り ※1	(%)	*Average Yield ※1 (%)*	22.7	*-0.1*	22.6	*-0.2*	22.5	*-0.1*	22.5	*-0.2*	22.5	*-0.2*
無担保ローン		*Unsecured*	24.7	*-0.1*	24.6	*-0.2*	24.4	*-0.2*	24.4	*-0.3*	24.3	*-0.3*
有担保ローン		*Home Equity*	16.2	*-0.1*	16.3	*-0.2*	16.2	*0.0*	16.0	*-0.2*	16.2	*-0.1*
事業者ローン		*Small Business*	25.3	*0.3*	25.4	*0.1*	25.6	*0.4*	25.4	*0.1*	24.9	*-0.5*

※1:実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)　注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2) チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*			04/12	増減数(yoy)	05/3	増減数(yoy)	05/9	増減数(yoy)	05/12	増減数(yoy)	2006/3 *(E)*	増減数(yoy)
ローン事業店舗数 ※2	(店)	*Loan Business Branches ※2*	1,561(935)	*-3*	1,572(946)	*9*	1,671(1,035)	*112*	1,777(1,124)	*216*	1,964	*392*
有人店舗		*Staffed Branches*	545(128)	*5*	545(128)	*5*	541(124)	*-8*	511(121)	*-34*	521	*-24*
無人店舗		*Unstaffed Branches*	1,012(807)	*-6*	1,023(818)	*-2*	1,126(911)	*116*	1,262(1,003)	*250*	1,439	*416*
ローン申込機		*Simple Auto Application Machines*	-	-	7	*7*	100(94)	*100*	191(169)	*191*	350	*343*
信販カード担当店等		*Other*	4	*-2*	4	*-1*	4	*0*	4	*0*	4	*0*
ローン事業店舗出店数	(店)	*Newly Opened Branches*	12	-	32	-	102	-	217	-	412	-
有人店舗		*Staffed Branches*	1	-	1	-	-	-	-	-	2	-
無人店舗		*Unstaffed Branches*	11	-	24	-	101	-	216	-	409	-
ローン申込機		*Simple Auto Application Machines*	-	-	7	-	93	-	184	-	343	-
信販カード担当店等		*Other*	-	-	-	-	1	-	1	-	1	-
自動契約機設置台数	(台)	*Unmanned Loan-contracting Machines*	1,556	*-1*	1,561	*4*	1,562	*8*	1,579	*23*	-	-
併設型		*At Staffed Branches*	543	*5*	544	*6*	535	*-8*	508	*-35*	-	-
独立型		*At Unstaffed Branches*	1,013	*-6*	1,017	*-2*	1,027	*16*	1,071	*58*	-	-
ATM・CDネットワーク	(台)	*AIFUL ATMs and Tie-up CDs*	89,757	*22,805*	91,103	*17,165*	99,557	*20,845*	100,983	*11,226*	-	-
自社ATM		*AIFUL ATMs*	1,760	*99*	1,761	*100*	1,760	*3*	1,773	*13*	-	-
提携ATM－CD ※3		*Tie-up ATM-CD ※3*	73,373	*15,828*	74,577	*16,521*	82,714	*20,220*	83,947	*10,574*	-	-
提携コンビニ入金		*Tie-up Convenience Store*	14,624	*6,878*	14,765	*544*	15,083	*622*	15,263	*639*	-	-
保証提携先金融機関		*Guarantee Tie-up Banks*										
個人保証		*Personal Loans*	39	*8*	41	*9*	44	*6*	44	*5*	-	-
事業者保証		*Small business loans*	23	*18*	32	*25*	40	*24*	48	*25*	-	-
正社員数(a)	(人)	*N. of Employees (regulary payroll) (a)*	3,297	*-270*	3,184	*-213*	3,202	*-129*	3,166	*-131*	3,344	*160*
非正社員数(b)	(人)	*N. of Employees (temp.) (b)*	1,545	*0*	1,503	*150*	1,447	*-134*	1,535	*-10*	-	-
合計(a)+(b)		*Total (a)+(b)*	4,842	*-270*	4,687	*-63*	4,649	*-263*	4,701	*-141*	-	-
非正社員比率(b)/(a+b)	(%)	*Ratio of N. of Employees (b)/(a+b)*	31.9	*1.7*	32.1	*3.6*	31.1	*-1.1*	32.7	*0.7*	-	-

※2:()はロードサイド型
※3:提携ATM-CD台数には、セブン銀行が含まれております。(04/12:9.770台、05/3:9.975台、05/9:10.583台、05/12:10.827台)
注）斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs (04/12:9.770、05/3:9.975、05/9:10.583、05/12:10.827)
Note:Italic Font = Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	05/3	営業収益比 (%)	増減率 (yoy%)	05/9	営業収益比 (%)	増減率 (yoy%)	05/12	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	340,615	100.0	1.7	172,607	100.0	1.6	259,140	100.0	1.3	346,097	100.0	1.6
営業貸付金利息	Interest Income	330,528	97.0	1.1	167,521	97.1	1.5	251,593	97.1	1.3	335,664	97.0	1.6
無担保ローン	Unsecured	266,930	78.4	0.4	135,306	78.4	1.2	203,536	78.5	1.3	270,828	78.3	1.5
有担保ローン	Home Equity	55,875	16.4	2.2	27,826	16.1	0.3	41,382	16.0	-0.9	55,622	16.1	-0.5
事業者ローン	Small Business	7,722	2.3	21.5	4,388	2.5	19.4	6,673	2.6	17.9	9,213	2.7	19.3
その他の金融収益	Other Financial Revenue	113	0.0	94.8	1	0.0	-98.1	1	0.0	-98.7	1	0.0	-99.1
その他の営業収益	Other Operating Revenue	9,973	3.0	25.6	5,085	2.9	5.4	7,545	2.9	2.7	10,430	3.0	4.6
受取保証料	Loan Guarantee Fee	3,042	0.9	75.2	2,032	1.2	51.4	3,186	1.2	47.7	4,385	1.3	44.1
償却債権回収額	Bad Debt Recovery	4,090	1.2	9.4	2,492	1.4	19.6	3,471	1.3	12.1	4,762	1.4	16.4
その他	Other	2,840	0.8	17.6	560	0.3	-59.9	887	0.3	-57.6	1,282	0.4	-54.9
営業費用	Operating Expenses	233,034	68.4	-2.8	116,231	67.3	-0.7	180,828	69.8	3.3	231,529	66.9	-0.6
金融費用	Financial Expenses	32,593	9.6	-2.7	15,771	9.1	-3.2	23,559	9.1	-4.5	31,670	9.2	-2.8
借入金利息等	Interest on Borrowings	21,092	6.2	-0.9	10,130	5.9	-3.7	15,040	5.8	-5.6	19,949	5.8	-5.4
社債利息等	Interest on SB etc.	11,501	3.4	-5.7	5,640	3.3	-2.5	8,518	3.3	-2.5	11,720	3.4	1.9
その他の営業費用	Other Operating Expenses(SG&A)	200,441	58.8	-2.8	100,459	58.2	-0.2	157,269	60.7	4.6	199,859	57.7	-0.3
貸倒関連費用	Credit Cost	97,385	28.6	-10.8	45,165	26.2	-9.4	71,870	27.7	-3.0	85,549	24.7	-12.2
広告宣伝費	Advertising Expenses	14,978	4.4	9.4	8,953	5.2	20.6	12,976	5.0	18.0	17,459	5.0	16.6
支払手数料	Commission	11,966	3.5	10.5	6,778	3.9	16.9	10,299	4.0	19.6	13,433	3.9	12.3
人件費	Salaries	29,948	8.8	4.1	15,048	8.7	1.7	22,266	8.6	0.3	30,422	8.8	1.6
役員報酬	Directors' Salaries	442	0.1	-2.4	287	0.2	28.1	431	0.2	29.4	584	0.2	32.1
従業員給与賞与等	Employees' Salaries	23,371	6.9	6.5	10,360	6.0	-0.3	17,850	6.9	0.7	23,478	6.8	0.5
その他	Other	6,134	1.8	-4.0	4,399	2.5	5.1	3,984	1.5	-3.6	6,359	1.8	3.7
賃借料·地代家賃	Rental Expenses · Land Rent	14,016	4.1	0.7	6,565	3.8	-7.9	9,585	3.7	-9.5	12,924	3.7	-7.8
消耗品費·修繕費	Supplies · Repair and Maintenance	5,737	1.7	-3.5	3,176	1.8	14.2	5,409	2.1	31.7	7,233	2.1	26.1
通信費	Communications	2,438	0.7	-41.4	1,237	0.7	0.3	1,882	0.7	2.4	2,633	0.8	8.0
保険料	Insurance Premium	4,411	1.3	7.5	2,072	1.2	-5.8	3,126	1.2	-5.1	4,235	1.2	-4.0
減価償却費	Depreciation	6,751	2.0	38.5	3,217	1.9	-1.3	5,249	2.0	5.7	7,977	2.3	18.2
事業税	Enterprice Tax (Pro forma standard taxation)	876	0.3	-	488	0.3	16.3	702	0.3	10.9	988	0.3	12.8
その他	Other	11,929	3.5	12.8	7,755	4.5	34.1	13,900	5.4	54.9	17,000	4.9	42.5
過払い返還請求金	Return of overpayment	3,511	1.0	-	3,182	1.8	103.2	6,860	2.6	160.5	7,028	2.0	100.2
営業利益	Operating Income	107,581	31.6	13.0	56,376	32.7	6.4	78,311	30.2	-3.1	114,567	33.1	6.5
営業外収益	Non-operating Income	5,647	1.6	23.4	3,406	2.0	44.8	5,078	2.0	17.8	6,564	1.9	16.2
営業外費用	Non-operating Expenses	694	0.2	-21.3	119	0.1	-80.9	128	0.0	-79.9	131	0.0	-81.1
経常利益	Ordinary Income	112,533	33.0	13.7	59,663	34.6	9.1	83,261	32.1	-1.5	121,000	35.0	7.5
特別利益	Extraordinary Income	894	0.3	33.0	286	0.2	-48.8	287	0.1	-48.6	286	0.1	-68.0
特別損失	Extraordinary Losses	662	0.2	-59.7	224	0.1	-41.7	332	0.1	-24.9	650	0.2	-1.8
税引前利益(a)	Income before Income Taxes(a)	112,765	33.1	15.1	59,726	34.6	8.9	83,217	32.1	-1.6	120,635	34.9	7.0
法人税·住民税等(b)	Income Taxes(b)	33,099	9.7	-8.2	20,970	12.1	17.9	27,760	10.7	18.8	41,444	12.0	25.2
事業税(c)	Enterprise Taxes(c)	6,814	2.0	-23.0	4,306	2.5	36.5	5,697	2.2	20.6	8,512	2.5	24.9
法人税等調整額(d)	Effect of a Tax Consequences(d)	5,550	1.6	-	-1,120	-0.6	-130.0	40	0.0	-99.4	-1,255	-0.4	-
当期純利益	Net Income	67,301	19.8	26.8	35,569	20.6	17.8	49,718	19.2	-0.7	71,934	20.8	6.9
実質税率(b+c+d)/a (%)	Real Tax Rate (b+c+d)/a (%)	40.3	-	-	40.4	-	-	40.3	-	-	40.4	-	-

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1) 形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	04/12	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	05/12	構成比(%)	平均借入期間(年)	2006/3(E)	構成比(%)
借入金	Borrowings	873,871	64.4	848,233	61.1	776,096	55.7	780,708	55.5	4.2	765,476	54.4
都市銀行	City Banks	81,569	6.0	80,379	5.8	91,575	6.6	81,924	5.8	-	-	-
長期信用銀行	Long-Term Credit Banks	40,886	3.0	36,932	2.7	34,954	2.5	39,985	2.8	-	-	-
信託銀行	Trust Banks	250,202	18.4	251,542	18.1	265,816	19.1	273,562	19.5	-	-	-
地方銀行・第二地方銀行	Regional Banks	175,963	13.0	160,820	11.6	147,189	10.6	138,731	9.9	-	-	-
信用金庫	Shinkin Banks	17,990	1.3	20,240	1.5	21,800	1.6	22,400	1.6	-	-	-
生命保険会社	Life Insurance	119,979	8.8	125,702	9.1	127,043	9.1	142,301	10.1	-	-	-
損害保険会社	Non-Life Insurance	46,493	3.4	43,489	3.1	36,879	2.6	33,237	2.4	-	-	-
外国銀行	Foreigner	10,000	0.7	10,000	0.7	10,000	0.7	10,000	0.7	-	-	-
シンジケートローン	Syndicated Loan	103,801	7.7	94,304	6.8	25,350	1.8	25,350	1.8	-	-	-
邦銀	Japanese Banks	14,554	1.1	10,629	0.8	7,550	0.5	7,550	0.5	-	-	-
外銀	Foreigner	24,000	1.8	20,900	1.5	17,800	1.3	17,800	1.3	-	-	-
その他	Other	65,247	4.8	62,774	4.5	-	-	-	-	-	-	-
県信連	Credit Association	16,998	1.3	15,358	1.1	9,034	0.6	7,950	0.6	-	-	-
その他	Other	9,988	0.7	9,466	0.7	6,455	0.5	5,267	0.4	-	-	-
CP・社債等	CP and Bonds	482,549	35.6	540,382	38.9	617,202	44.3	625,721	44.5	6.0	641,489	45.6
CP	CP	-	-	-	-	-	-	6,000	0.4	-	-	-
普通社債	SB	405,000	29.9	468,890	33.8	500,500	35.9	510,500	36.3	-	-	-
証券化	ABS	77,549	5.7	71,492	5.1	116,702	8.4	109,221	7.8	-	-	-
合　計	Total	1,356,420	100.0	1,388,615	100.0	1,393,298	100.0	1,406,430	100.0	5.0	1,406,966	100.0

(2) 長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	04/12	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	05/12	構成比(%)	残存期間(年)	2006/3(E)	構成比(%)
短期調達	Short-term Borrowings	27,000	2.0	15,000	1.1	10,000	0.7	27,825	2.0	0.3	10,000	0.7
短期借入	Borrowings	27,000	2.0	15,000	1.1	10,000	0.7	21,825	1.6	-	-	-
CP	CP	-	-	-	-	-	-	6,000	0.4	-	-	-
長期調達	Long-term Borrowings	1,329,420	98.0	1,373,615	98.9	1,383,298	99.3	1,378,605	98.0	3.2	1,396,966	99.3
固定金利借入	Fixed Rate	207,521	15.3	197,630	14.2	154,349	11.1	160,781	11.4	2.8	-	-
変動金利借入	Floating Rate	639,349	47.1	635,602	45.8	611,746	43.9	598,102	42.5	3.0	-	-
キャップ	With Cap	221,509	16.3	299,135	21.5	226,620	16.3	222,787	15.8	-	-	-
スワップ	With Swap	245,111	18.1	248,278	17.9	256,907	18.4	251,844	17.9	-	-	-
社債等(固定)	SB Other (Fixed Bond)	470,049	34.7	527,882	38.0	588,702	42.3	592,222	42.1	3.6	-	-
普通社債	SB	392,500	28.9	456,390	32.9	488,000	35.0	498,000	35.4	-	-	-
証券化	ABS	77,549	5.7	71,492	5.1	100,702	7.2	94,222	6.7	-	-	-
社債等(変動)	SB Other (Floating Bond)	12,500	0.9	12,500	0.9	28,499	2.0	27,499	2.0	2.2	-	-
普通社債	SB	12,500	0.9	12,500	0.9	12,500	0.9	12,500	0.9	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-	-	-
証券化	ABS	-	-	-	-	15,999	1.1	14,999	1.1	-	-	-
キャップ	With Cap	-	-	-	-	15,999	1.1	14,999	1.1	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	677,570	50.0	725,512	52.2	743,051	53.3	753,003	53.5	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,144,190	84.4	1,272,925	91.7	1,242,578	89.2	1,242,634	88.4	-	-	-
合　計	Total	1,356,420	100.0	1,388,615	100.0	1,393,298	100.0	1,406,430	100.0	3.2	1,406,966	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ50,000百万円を含んでおりません。なお、未到来のスワップはありません。

(3) 調達金利 (Funding Rate)

(%)

年/決算月	(Fiscal Year)	04/12	05/3	05/9	05/12	2006/3(E)
調達金利	Funding Rate	1.71	1.67	1.60	1.63	1.75
間接	Indirect	1.69	1.66	1.61	1.70	1.88
直接	Direct	1.75	1.69	1.58	1.56	1.58

※調達金利＝期末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

		04/12	05/3	05/9	05/12	2006/3(E)
長期プライムレート	Long term prime rate	1.55	1.65	1.55	1.85	1.95
5年スワップレート	5Y SWAP rate	0.67	0.63	0.86	0.96	
JGB(10年)	10Y JGB	1.40	1.33	1.45	1.49	

8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1)クレジットコストの状況／年間比較 (Credit Cost / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/12 (9M)	/L%	05/3 (12M)	/(L)%	05/6 (3M)	/(L)%	05/9 (6M)	/(L)%	05/12 (9M)	/(L)%	2006/3(E) (12M)	/(L)%
営業債権合計 (L)	Total Receivable Outstanding (L)	1,491,693	-	1,515,007	-	1,526,359	-	1,547,297	-	1,555,950	-	1,584,091	-
期末営業貸付金	Loans outstanding	1,452,319	-	1,471,767	-	1,478,728	-	1,492,898	-	1,497,384	-	1,518,898	-
無担保	Unsecured	1,081,381	-	1,093,662	-	1,101,762	-	1,115,158	-	1,118,973	-	1,135,183	-
有担保	Home equity	339,540	-	345,180	-	342,919	-	342,265	-	341,531	-	342,474	-
事業者	Small business	31,396	-	32,924	-	34,046	-	35,474	-	36,879	-	41,240	-
保証事業	Guarantee	39,298	-	43,180	-	47,588	-	52,668	-	56,622	-	62,845	-
その他	Other	-	-	-	-	-	-	1,730	-	1,943	-	2,347	-
期初貸倒引当金	Allowance for bad debt (Beginning)	81,693	5.63	81,693	5.55	81,928	5.54	81,928	5.49	81,928	5.47	81,928	5.39
貸倒発生額合計 ①	Total Write-offs ①	68,455	4.59	91,243	6.02	22,165	1.45	45,264	2.93	70,712	4.54	87,051	5.50
前年同期比	YOY%	2.5		-0.3		-3.0		0.5		3.3		-4.6	
貸倒発生額 ②	Write-offs ②	67,784	4.67	90,316	6.14	21,761	1.47	44,511	2.98	69,579	4.65	85,829	5.65
前年同期比		2.0		-0.7		-4.0		-0.3		2.7		-5.0	
無担保	Unsecured	61,044	5.65	81,193	7.42	19,609	1.78	39,542	3.55	61,388	5.49	76,342	6.73
有担保	Home equity	5,337	1.57	7,187	2.08	1,576	0.46	3,895	1.14	6,444	1.89	7,232	2.11
事業者	Small business	1,402	4.47	1,935	5.88	576	1.69	1,073	3.02	1,746	4.74	2,253	5.46
保証債権等	Guarantee.etc	671	1.71	926	2.08	403	0.85	753	1.38	1,133	1.93	1,221	1.87
個別貸倒引当金繰入 (個別引当) ※1 ③	Non-operating Allowance for bad debt ※1 ③	5,802	0.40	5,907	0.40	1,728	0.12	3,436	0.23	5,105	0.34	6,317	0.42
無担保	Unsecured	2,914	0.27	2,243	0.21	525	0.05	1,197	0.11	2,438	0.22	2,690	0.24
有担保	Home equity	2,847	0.84	3,613	1.05	1,156	0.34	2,154	0.63	2,551	0.75	3,535	1.03
事業者	Small business	40	0.13	51	0.15	46	0.14	85	0.24	116	0.32	91	0.22
①+③	Total Write-offs ①+③	74,258	4.98	97,150	6.41	23,893	1.57	48,701	3.15	75,818	4.87	93,368	5.89
前年同期比	YOY%	2.1		-0.9		-7.2		-2.2		2.1		-3.9	
②+③	Write-offs ②+③	73,586	5.07	96,224	6.54	23,490	1.59	47,948	3.21	74,685	4.99	92,146	6.07
前年同期比	YOY%	1.7		-1.3		-8.2		-3.0		1.5		-4.2	
無担保	Unsecured	63,958	5.91	83,436	7.63	20,134	1.83	40,739	3.65	63,827	5.70	79,033	6.96
有担保	Home equity	8,184	2.41	10,800	3.13	2,733	0.80	6,050	1.77	8,995	2.63	10,768	3.14
事業者	Small business	1,443	4.60	1,987	6.04	622	1.83	1,158	3.26	1,863	5.05	2,345	5.69
保証債権等	Guarantee.etc	671	1.71	926	2.08	403	0.85	753	1.38	1,133	1.93	1,221	1.87
貸倒関連費用(営業費用)	Credit Cost	74,102	4.97	97,385	6.43	23,574	1.54	45,165	2.92	71,870	4.62	85,549	5.40
期末貸倒引当金	Allowance for bad debt (End)	81,537	5.47	81,928	5.41	81,609	5.52	78,392	5.07	79,554	5.11	74,108	4.68

※1 個別貸倒引当金＝破産更生債権(有担保)+民事再生債権　Non-operating allowance for bad debt = Loans with legal bankruptcy (home equity) + Loans with civil rehabilitation law.

8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(2)不良債権の状況(金融庁「4分類」) (NPL defined by FSA)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/12	/(L) %	05/3	/(L) %	05/6	/(L) %	05/9	/(L) %	05/12	/(L) %	2006/3(E)	/(L) %
期末営業貸付金 (L)	Loans outstanding (L)	1,452,319	–	1,471,767	–	1,478,728	–	1,492,898	–	1,497,384	–	1,518,898	–
無担保	Unsecured	1,081,381	–	1,093,662	–	1,101,762	–	1,115,158	–	1,118,973	–	1,135,183	–
有担保	Home equity	339,540	–	345,180	–	342,919	–	342,265	–	341,531	–	342,474	–
事業者	Small business	31,396	–	32,924	–	34,046	–	35,474	–	36,879	–	41,240	–
4分類開示債権合計 ①	NPL total ①	129,290	8.90	128,662	8.74	131,639	8.90	132,324	8.86	136,814	9.14	–	–
四半期増減率	Qly Growth%	1.5		−0.5		2.3		0.5		3.4		–	–
破綻先	Category 4	29,986	2.06	28,144	1.91	29,316	1.98	30,354	2.03	29,377	1.96	–	–
延滞債権	Category 3	46,820	3.22	48,221	3.28	49,377	3.34	48,921	3.28	54,595	3.65	–	–
3ヶ月以上延滞債権	Category 2	12,270	0.84	12,100	0.82	12,932	0.87	13,370	0.90	16,113	1.08	–	–
貸出条件緩和債権	Category 1	40,214	2.77	40,196	2.73	40,012	2.71	39,678	2.66	36,727	2.45	–	–
うち無担保ローン ②	②	73,570	6.80	73,025	6.68	74,154	6.73	75,527	6.77	78,454	7.01	–	–
四半期増減率	Qly Growth%	0.9		−0.7		1.5		1.9		3.9		–	–
破綻先	Category 4	4,826	0.45	3,780	0.35	4,047	0.37	4,088	0.37	4,108	0.37	–	–
延滞債権	Category 3	19,769	1.83	20,261	1.85	20,775	1.89	21,983	1.97	26,599	2.38	–	–
3ヶ月以上延滞債権	Category 2	8,949	0.83	9,061	0.83	9,707	0.88	10,255	0.92	11,607	1.04	–	–
貸出条件緩和債権	Category 1	40,025	3.70	39,923	3.65	39,623	3.60	39,200	3.52	36,139	3.23	–	–
期末貸倒引当金 ③	Allowance for NPL ③	101,294	6.97	101,053	6.87	101,433	6.86	98,875	6.62	100,003	6.68	96,569	6.36
無税	Untaxable	99,191	6.83	99,700	6.77	100,097	6.77	97,467	6.53	98,539	6.58	95,449	6.28
有税	Taxable	2,103	0.14	1,353	0.09	1,335	0.09	1,407	0.10	1,463	0.10	1,119	0.07
流動 ④	Current assets ④	81,537	5.61	81,928	5.57	81,609	5.52	78,392	5.25	79,554	5.31	74,108	4.88
固定	Fixed assets	19,756	1.36	19,124	1.30	19,823	1.34	20,483	1.37	20,448	1.37	22,460	1.48
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	78.3	–	78.5	–	77.1	–	74.7	–	73.1	–	–	–
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	110.8	–	112.2	–	110.1	–	103.8	–	101.4	–	–	–

破綻先
　未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
　その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
　但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
　営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
　上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
　有利となる取決めを行なった貸付金

Claims in bankruptcy *(category 4)*:
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arears *(category 3)*:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 無担保ローン移管遷移率 *(Overdue Ratio of Unsecured Loans)* ※1

(単位：百万円/¥Million・%)

年/決算月 (Fiscal Year)		04/12 (9M)	増減率(yoy%)	05/3 (12M)	増減率(yoy%)	05/6 (3M)	増減率(yoy%)	05/9 (6M)	増減率(yoy%)	05/12 (9M)	増減率(yoy%)
移管発生率 ※2	Transfer(5M+Arrearage)Ratio	0.599	*-0.030*	0.588	*-0.047*	0.553	*-0.035*	0.568	*-0.043*	0.604	*0.005*
移管額	Transfer(5M+Arrearage)	57,350	-3.9	75,266	-6.5	17,993	-4.2	36,984	-5.1	59,224	3.3

※1：2005年10月より期日管理を変更した為、従来開示していた「無担保ローン解約債権残高」及び「無担保解約発生率」を廃止しております。
Due to the change in collection due date management from Oct. 2005, the former categories of Defaulted Loan (1M+NPL) and Default (1M+Arrearage) Ratio categories have been abolished.

※2：移管発生比率＝移管発生金額/営業店残高
Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (branch's)

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(4) 貸倒償却要因別状況／残高(無担保ローン) *(Reason for Write-off, Unsecured)*

(単位：百万円/¥Million)

年/決算月 (Fiscal Year)		04/12 (9M)	償却単価 ※3 (per account)	05/3 (12M)	償却単価 ※3 (per account)	05/6 (3M)	償却単価 ※3 (per account)	05/9 (6M)	償却単価 ※3 (per account)	05/12 (9M)	償却単価 ※3 (per account)
償却理由(合計)	Reason for Write-off (Total)	61,044	437	81,193	439	19,609	443	39,553	451	61,388	455
増減率	YOY%	-0.4		-2.6		-5.4		-2.2		0.6	
破産	Bankruptcy	22,264	511	28,941	513	6,250	538	13,281	535	19,673	537
増減率/占有率	YOY/Share%	-16.1	36.5%	-17.9	35.6%	-15.0	31.9%	-13.4	33.6%	-11.6	32.0%
元金損失 ※4	Waiver of principal due to a settlement	14,197	-	20,379	-	4,475	-	10,148	-	18,575	-
増減率/占有率	with lawyer ※4 YOY/Share%	6.6	23.3%	10.8	25.1%	2.8	22.8%	20.0	25.7%	30.8	30.3%
連絡不能等	Loss of contact, etc.	12,342	374	15,233	374	3,809	365	6,917	369	9,431	373
増減率/占有率	YOY/Share%	7.8	20.2%	-3.3	18.8%	-19.4	19.4%	-18.6	17.5%	-23.6	15.4%
介入後未決	Unsettled intervention	4,760	485	6,477	493	2,377	513	4,263	528	5,847	534
増減率/占有率	YOY/Share%	23.6	7.8%	25.7	8.0%	26.4	12.1%	25.5	10.8%	22.8	9.5%
不履行	No intention to repay	7,479	358	10,161	360	2,696	361	4,941	367	7,861	369
増減率/占有率	YOY/Share%	22.2	12.3%	15.4	12.5%	11.3	13.8%	3.8	12.5%	5.1	12.8%

※3：償却単価＝償却金額/償却件数(単位:千円)
Write-offs per account=Write-offs/Accounts of Write-offs *(¥Thousand)*

※4：元金損失1口座あたり単価：04/12 315千円、05/3 329千円、05/6 357千円、05/9 379千円、05/12 427千円
Waiver of principal due to a settlement (per account): 04/12 315、05/3 329、05/6 357、05/9 379、05/12 427 *(¥Thousand)*

9. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

年/決算月(Fiscal Year)		04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12 ①	増減率(yoy%)	2006/3 (E)	増減率(yoy%)	会計残高 (On-Balance) 05/12 ②	増減率(yoy%)	(Off-Balance) 05/12 ①−②
残高 (百万円)	Balance (¥Million)	751,049	7.2	751,553	7.0	769,643	5.6	786,808	4.8	791,436	5.3	621,383	8.4	165,425
割賦売掛金	Installment Receivable	291,215	10.7	285,867	11.3	291,685	7.7	306,794	5.3	296,763	3.8	251,751	21.3	55,043
総合斡旋	Credit Card Shopping	87,083	10.7	79,622	11.3	88,826	19.0	105,924	21.6	90,700	13.9	91,492	34.8	14,432
個品斡旋	Installment Sales Finance	204,131	10.7	206,245	11.3	202,858	3.4	200,869	−1.6	206,062	−0.1	160,258	14.8	40,611
オートローン	Automobile	446	−88.0	−	−	−	−	−	−	−	−	−	−	−
特定	Service	124,933	13.8	134,874	20.6	131,368	9.3	128,160	2.6	135,077	0.2	−	−	−
一般	Goods	69,947	18.8	62,248	0.9	62,842	−5.3	64,210	−8.2	62,523	0.4	−	−	−
代位弁済	Collateral	8,803	−27.0	9,121	−5.3	8,648	−2.5	8,498	−3.5	8,461	−7.2	−	−	−
リース他	Lease etc.	0	−	0	−	0	−	−	−	0	−	−	−	−
営業貸付金	Loans (Cash Advance)	359,084	9.2	367,459	8.4	383,158	7.6	386,331	7.6	401,876	9.4	275,949	4.2	110,382
カードキャッシング	with Credit Card	206,698	4.1	209,300	3.2	215,563	3.4	216,242	4.6	227,861	8.9	157,609	4.4	58,633
キャッシュプラザ	with Loan Card (Life Play Card)	151,820	17.2	157,630	16.3	167,094	13.6	169,530	11.7	173,541	10.1	117,781	3.9	51,749
その他	Other	564	−29.1	528	−31.9	500	−13.8	558	−1.1	473	−10.4	558	−1.1	−
信用保証売掛金	Guarantee	100,750	−7.3	98,226	−7.6	94,799	−7.2	93,682	−7.0	92,796	−5.5	93,682	−7.0	−
パートナー	Partner Loan (Automobile)	1,364	−57.5	1,194	−52.3	967	−40.1	890	−34.8	713	−40.3	890	−34.8	−
銀行保証	Bank Loan	66,375	−3.1	65,305	−3.8	63,814	−4.5	63,635	−4.1	63,846	−2.2	63,635	−4.1	−
住宅	Home Loan	33,010	−10.8	31,726	−11.5	30,016	−11.0	29,156	−11.7	28,236	−11.0	29,156	−11.7	−
クレジットカード	Credit Card													
有効カード会員数 (千人)	Number of Card Holders (Thousand)	11,721	*999*	11,916	*884*	12,438	*963*	12,778	*1,057*	12,967	*1,051*			
プロパー	Proper	1,693	*90*	1,710	*85*	1,739	*62*	1,755	*62*	1,809	*99*			
提携	Affinity	10,028	*910*	10,205	*799*	10,698	*901*	11,023	*995*	11,158	*953*			
新規発行数 (千枚)	Number of New Issue (Thousand)	1,586	*20*	2,086	*−56*	1,099	*49*	1,695	*109*	2,271	*185*			
プロパー	Proper	149	*10*	207	*15*	108	*6*	160	*11*	242	*35*			
提携	Affinity	1,436	*10*	1,878	*−72*	990	*43*	1,535	*99*	2,028	*150*			
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)													
総合斡旋	Shopping	58	5.5	54	17.4	56	0.0	62	6.9	54	0.0			
キャッシング	Cashing	218	−3.5	219	−2.2	214	−3.6	212	−2.8	215	−1.8			
買上実績 (百万円)	Purchase Results (¥Million)													
個品斡旋	Installment Sales Finance	103,237	18.8	135,646	14.8	60,515	−10.4	85,634	−17.1	124,515	−8.2			
カード事業	Credit Card	442,651	−4.3	597,314	9.9	338,245	16.7	519,241	17.3	706,052	18.2			
総合斡旋	Shopping	274,848	16.6	373,130	17.3	220,431	24.9	343,542	25.0	460,562	23.4			
キャッシング	Cashing	167,802	−0.4	224,184	−0.5	117,814	3.8	175,698	4.7	245,490	9.5			

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)		04/12	増減率(yoy%)	05/3	増減率(yoy)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3 (E)	増減数(yoy)
事業店舗数 (店)	Business Branches	275	*11*	280	*12*	286	*9*	288	*13*	288	*8*
営業店舗	Branches	64	*0*	69	*0*	69	*0*	69	*0*	69	*0*
ライフカード店	Life card (new concept branches)	5	*5*	7	*6*	7	*2*	7	*2*	17	*10*
キャッシュプラザ	Cash Plaza	206	*11*	204	*6*	210	*7*	212	*6*	202	*−2*
有人	Staffed	121	*11*	114	*5*	114	*−2*	120	*−1*	103	*−11*
無人	Unstaffed	85	*0*	90	*1*	96	*9*	99	*14*	99	*9*
加盟店数 (社)	Member Merchant	94,412	*5,800*	95,281	*4,725*	96,746	*3,119*	97,353	*2,941*	100,253	*4,972*
正社員数(a) (人)	N. of Employees (regulary payroll) (a)	1,839	*23*	1,786	*13*	1,869	*29*	1,883	*44*	1,843	*57*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,730	−	1,739	*34*	1,805	*107*	1,839	*109*	1,880	*141*
合計(a)+(b) (人)	Total (a)+(b)	3,569	−	3,525	*47*	3,674	*128*	3,722	*153*	3,723	*198*
非正社員比率(b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	48.5	−	49.3	*0.3*	49.1	*1.1*	49.4	*0.9*	50.5	*1.2*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(百万円/ ¥ *Million*)

年/決算月 (*Fiscal Year*)		05/3	営業収益比 (%)	増減率 (yoy%)	05/9	営業収益比 (%)	増減率 (yoy%)	05/12	営業収益比 (%)	増減率 (yoy%)	2006/3 (*E*)	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	123,881	100.0	8.9	66,429	100.0	9.2	99,859	100.0	8.2	134,701	100.0	8.7
割賦売掛金収益	*Installment Receivable*	26,870	21.7	10.1	14,513	21.8	11.5	21,842	21.9	6.0	29,275	21.7	9.0
総合斡旋	*Credit Card Shopping*	9,313	7.5	10.8	5,296	8.0	18.4	8,226	8.2	12.4	11,018	8.2	18.3
個品斡旋	*Installment Sales Finance*	17,501	14.1	10.1	9,200	13.8	8.1	13,595	13.6	2.6	18,231	13.5	4.2
その他	*Other*	55	0.0	-50.0	15	0.0	-48.3	19	0.0	-54.8	25	0.0	-54.5
営業貸付収益	*Loans (Cash Advance)*	84,919	68.5	7.7	45,361	68.3	8.8	68,230	68.3	9.1	92,630	68.8	9.1
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	48,558	39.2	3.4	25,172	37.9	4.3	37,778	37.8	5.0	51,502	38.2	6.1
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	36,313	29.3	14.2	20,170	30.4	15.1	30,416	30.5	14.8	41,091	30.5	13.2
その他融資	*Other*	48	0.0	-4.0	19	0.0	-5.0	35	0.0	0.0	36	0.0	-25.0
信用保証	*Guarantee*	4,044	3.3	5.3	2,118	3.2	5.2	3,181	3.2	5.3	4,279	3.2	5.8
その他の金融収益	*Other Financial Revenue*	50	0.0	-16.7	30	0.0	0.0	43	0.0	0.0	62	0.0	24.0
その他の営業収益	*Other Operating Revenue*	7,995	6.5	21.1	4,405	6.6	7.9	6,561	6.6	7.8	8,454	6.3	5.7
償却債権回収額	*Bad Debt Recovery*	3,175	2.6	18.9	1,831	2.8	8.8	2,680	2.7	10.0	3,468	2.6	9.2
その他の業務収入	*Other*	4,819	3.9	22.5	2,573	3.9	7.3	3,880	3.9	6.4	4,986	3.7	3.5
営業費用	*Operating Expenses*	107,401	86.7	5.4	54,851	82.6	3.3	80,974	81.1	2.2	113,670	84.4	5.8
金融費用	*Financial Expenses*	8,806	7.1	2.5	4,330	6.5	-0.8	6,472	6.5	-2.1	9,001	6.7	2.2
貸倒関連費用	*Credit Cost*	39,775	32.1	4.9	20,924	31.5	6.0	29,484	29.5	1.4	37,946	28.2	-4.6
その他の営業費用	*Other Operating Expenses(SG&A)*	58,819	47.5	6.1	29,596	44.6	2.2	45,017	45.1	3.4	66,722	49.5	13.4
広告宣伝費	*Advertising Expenses*	5,464	4.4	8.1	3,250	4.9	18.7	4,702	4.7	18.5	6,539	4.9	19.7
人件費	*Salaries*	15,257	12.3	0.7	8,288	12.5	9.1	12,379	12.4	8.3	16,764	12.4	9.9
その他	*Other*	38,096	30.8	8.1	18,058	27.2	-3.1	27,935	28.0	-0.8	43,417	32.2	14.0
販売費	*Sales Cost*	17,623	14.2	11.8	8,769	13.2	4.2	13,071	13.1	3.5	19,071	14.2	8.2
ｼｽﾃﾑ費	*System Cost*	10,698	8.6	5.3	4,098	6.2	-22.3	6,977	7.0	-15.7	12,984	9.6	21.4
施設費	*Rent Cost*	3,500	2.8	-7.8	1,855	2.8	0.3	2,819	2.8	6.2	4,032	3.0	15.2
管理費	*Admin Cost*	6,274	5.1	13.8	3,334	5.0	7.8	5,066	5.1	10.6	7,329	5.4	16.8
営業利益	*Operating Income*	16,480	13.3	39.7	11,577	17.4	49.7	18,884	18.9	44.7	21,031	15.6	27.6
営業外利益	*Non-operating Income*	94	0.1	-73.5	70	0.1	48.9	156	0.2	140.0	86	0.1	-8.5
営業外費用	*Non-operating Expenses*	50	0.0	-27.5	9	0.0	-70.0	17	0.0	-69.6	17	0.0	-66.0
経常利益	*Ordinary Income*	16,524	13.3	36.8	11,639	17.5	50.2	19,023	19.0	45.7	21,100	15.7	27.7
特別利益	*Extraordinary Income*	217	0.2	-94.9	156	0.2	457.1	157	0.2	348.6	156	0.1	-28.1
特別損失	*Extraordinary Losses*	885	0.7	-85.6	60	0.1	-87.6	67	0.1	-86.7	110	0.1	-87.6
税引前利益(a)	*Income before Income Taxes(a)*	15,856	12.8	55.5	11,734	17.7	60.9	19,113	19.1	51.9	21,145	15.7	33.4
法人税･住民税及び事業税(b)	*Income Taxes(b)*	225	0.2	3.2	99	0.1	-13.9	154	0.2	-7.8	240	0.2	6.7
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	4,952	4.0	-	4,770	7.2	-	7,767	7.8	115.8	8,584	6.4	-
当期純利益	*Net Income*	10,679	8.6	-33.8	6,863	10.3	20.0	11,191	11.2	26.9	12,320	9.1	15.4
実質税率(b+c)/a (%)	*Real Tax Rate (b+c)/a (%)*	32.7	-	-	41.5	-	-	41.4	-	-	41.7	-	-

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/3	営業収益比 (%)	増減率 (yoy%)	05/9	営業収益比 (%)	増減率 (yoy%)	05/12	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	121,972	100.0	9.3	65,530	100.0	9.5	98,579	100.0	8.5	132,900	100.0	9.0
割賦売掛金収益	Installment Receivable	26,267	21.5	11.3	14,067	21.5	12.1	21,195	21.5	10.0	28,812	21.7	9.7
総合斡旋	Credit Card Shopping	9,090	7.5	11.7	5,022	7.7	17.5	8,005	8.1	20.6	10,768	8.1	18.5
個品斡旋	Installment Sales Finance	17,120	14.0	11.6	9,029	13.8	9.5	13,170	13.4	4.7	18,019	13.6	5.3
その他	Other	55	0.0	-50.0	15	0.0	-48.3	19	0.0	-54.8	25	0.0	-54.5
営業貸付収益	Loans (Cash Advance)	83,613	68.6	8.8	44,908	68.5	9.0	67,597	68.6	8.3	91,291	68.7	9.2
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	47,817	39.2	4.3	24,895	38.0	4.5	37,261	37.8	3.9	50,702	38.2	6.0
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	35,747	29.3	15.4	19,993	30.5	15.3	30,301	30.7	14.2	40,552	30.5	13.4
その他融資	Other	48	0.0	-4.0	19	0.0	-5.0	35	0.0	0.0	36	0.0	-25.0
信用保証	Guarantee	4,044	3.3	5.3	2,118	3.2	5.2	3,181	3.2	5.3	4,279	3.2	5.8
その他の金融収益	Other Financial Revenue	50	0.0	-16.7	30	0.0	0.0	43	0.0	0.0	62	0.0	24.0
その他の営業収益	Other Operating Revenue	7,995	6.6	11.1	4,405	6.7	7.9	6,561	6.7	7.8	8,454	6.4	5.7
償却債権回収額	Bad Debt Recovery	3,175	2.6	18.9	1,831	2.8	8.8	2,680	2.7	10.0	3,468	2.6	9.2
その他の業務収入	Other	4,819	4.0	6.5	2,573	3.9	7.3	3,880	3.9	6.4	4,986	3.8	3.5
営業費用	Operating Expenses	105,492	86.5	5.7	53,952	82.3	3.5	79,694	80.8	2.4	111,869	84.2	6.0
金融費用	Financial Expenses	6,897	5.7	7.3	3,431	5.2	0.7	5,192	5.3	0.4	7,200	5.4	4.4
貸倒関連費用	Credit Cost	39,775	32.6	4.9	20,924	31.9	6.0	29,484	29.9	1.4	37,946	28.6	-4.6
その他の営業費用	Other Operating Expenses(SG&A)	58,819	48.2	6.1	29,596	45.2	2.2	45,017	45.7	3.4	66,722	50.2	13.4
広告宣伝費	Advertising Expenses	5,464	4.5	8.1	3,250	5.0	18.7	4,702	4.8	18.5	6,539	4.9	19.7
人件費	Salaries	15,257	12.5	0.7	8,288	12.6	9.1	12,379	12.6	8.3	16,764	12.6	9.9
その他	Other	38,096	31.2	8.1	18,058	27.6	-3.1	27,935	28.3	-0.8	43,417	32.7	14.0
販売費	Sales Cost	17,623	14.4	11.8	8,769	13.4	4.2	13,071	13.3	3.5	19,071	14.3	8.2
ｼｽﾃﾑ費	System Cost	10,698	8.8	5.3	4,098	6.3	-22.3	6,977	7.1	-15.7	12,984	9.8	21.4
施設費	Rent Cost	3,500	2.9	-7.8	1,855	2.8	0.3	2,819	2.9	6.2	4,032	3.0	15.2
管理費	Admin Cost	6,274	5.1	13.8	3,334	5.1	7.8	5,066	5.1	10.6	7,329	5.5	16.8
営業利益	Operating Income	16,480	13.5	39.7	11,577	17.7	49.7	18,884	19.2	44.7	21,031	15.8	27.6
営業外利益	Non-operating Income	94	0.1	-73.5	70	0.1	48.9	156	0.2	140.0	86	0.1	-8.5
営業外費用	Non-operating Expenses	50	0.0	-27.5	9	0.0	-70.0	17	0.0	-69.6	17	0.0	-66.0
経常利益	Ordinary Income	16,524	13.5	36.8	11,639	17.8	50.2	19,023	19.3	45.7	21,100	15.9	27.7
特別利益	Extraordinary Income	217	0.2	-94.9	156	0.2	457.1	157	0.2	348.6	156	0.1	-28.1
特別損失	Extraordinary Losses	885	0.7	-85.6	60	0.1	-87.6	67	0.1	-86.7	110	0.1	-87.6
税引前利益(a)	Income before Income Taxes(a)	15,856	13.0	55.5	11,734	17.9	60.9	19,113	19.4	51.9	21,145	15.9	33.4
法人税･住民税及び事業税(b)	Income Taxes(b)	225	0.2	3.2	99	0.2	-13.9	154	0.2	-7.8	240	0.2	6.7
法人税等調整額(c)	Effect of a Tax Consequences(c)	4,952	4.1	-	4,770	7.3	-	7,767	7.9	115.8	8,584	6.5	-
当期純利益	Net Income	10,679	8.8	-33.8	6,863	10.5	20.0	11,191	11.4	26.9	12,320	9.3	15.4
実質税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	32.7	-	-	41.5	-	-	41.4	-	-	41.7	-	-

11. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis)　／　会計ベース (On-Balance)

(1) 形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/12	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	05/12	構成比(%)	2006/3(E)	構成比(%)	会計ベース (On-Balance) 05/12	構成比(%)
借入金	Borrowings	320,818	59.1	346,077	65.2	338,449	62.5	359,231	63.9	345,250	60.5	359,231	94.5
都市銀行	City Banks	5,000	0.9	4,500	0.8	5,000	0.9	5,000	0.9	-	-	5,000	1.3
長期信用銀行	Long-Term Credit Banks	27,319	5.0	28,375	5.3	29,625	5.5	30,742	5.5	-	-	30,742	8.1
信託銀行	Trust Banks	41,501	7.6	39,470	7.4	42,498	7.9	51,869	9.2	-	-	51,869	13.6
地方銀行・第二地方銀行	Regional Banks	46,125	8.5	43,955	8.3	45,577	8.4	54,048	9.6	-	-	54,048	14.2
系統金融機関	Cooperative Financial Ins.	29,479	5.4	34,167	6.4	46,550	8.6	48,713	8.7	-	-	48,713	12.8
生命保険会社	Life Insurance	5,869	1.1	6,087	1.1	4,333	0.8	3,616	0.6	-	-	3,616	1.0
損害保険会社	Non-Life Insurance	3,160	0.6	2,942	0.6	2,216	0.4	1,903	0.3	-	-	1,903	0.5
その他	Other	55,465	10.2	54,806	10.3	54,475	10.1	56,290	10.0	-	-	56,290	14.8
シンジケートローン	Syndicated Loan	13,900	2.6	12,775	2.4	8,175	1.5	7,050	1.3	-	-	7,050	1.9
アイフル	AIFUL	93,000	17.1	119,000	22.4	100,000	18.5	100,000	17.8	-	-	100,000	26.3
CP・社債等	CP and Bonds	221,932	40.9	184,949	34.8	202,904	37.5	203,022	36.1	225,799	39.5	21,000	5.5
証券化	ABS	191,932	35.4	174,949	32.9	169,904	31.4	182,022	32.4	-	-	-	-
CP	CP	20,000	3.7	-	-	23,000	4.2	11,000	2.0	-	-	11,000	2.9
普通社債	SB	10,000	1.8	10,000	1.9	10,000	1.8	10,000	1.8	-	-	10,000	2.6
合 計	Total	542,751	100.0	531,026	100.0	541,354	100.0	562,253	100.0	571,049	100.0	380,231	100.0

(2) 長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/12	構成比(%)	05/3	構成比(%)	05/9	構成比(%)	05/12	構成比(%)	2006/3(E)	構成比(%)	会計ベース (On-Balance) 05/12	構成比(%)
短期調達	Short-term Borrowings	84,300	15.5	56,240	10.6	77,350	14.3	70,460	12.5	82,040	14.4	70,460	18.5
短期借入	Borrowings	64,300	11.8	56,240	10.6	54,350	10.0	59,460	10.6	-	-	59,460	15.6
CP	CP	20,000	3.7	-	-	23,000	4.3	11,000	2.0	-	-	11,000	2.9
長期調達	Long-term Borrowings	458,451	84.5	474,786	89.4	464,004	85.7	491,793	87.5	489,009	85.6	309,771	81.5
固定金利借入	Fixed Rate	45,338	8.4	46,365	8.7	53,836	9.9	55,296	9.8	-	-	55,296	14.5
変動金利借入	Floating Rate	211,180	38.9	243,472	45.8	230,263	42.5	244,475	43.5	-	-	244,475	64.3
社債等(固定)	ABS (Fixed Bond)	100,398	18.5	98,204	18.5	114,565	21.2	136,691	24.3	-	-	10,000	2.6
普通社債	SB	10,000	1.8	10,000	1.9	10,000	1.8	10,000	1.8	-	-	10,000	2.6
証券化	ABS	90,398	16.7	88,204	16.6	104,565	19.3	126,691	22.5	-	-	-	-
社債等(変動)	ABS (Floating Bond)	101,534	18.7	86,744	16.3	65,339	12.1	55,330	9.8	-	-	-	-
証券化	ABS	101,534	18.7	86,744	16.3	65,339	12.1	55,330	9.8	-	-	-	-
キャップ	With Cap	101,534	18.7	86,744	16.3	65,339	12.1	55,330	9.8	-	-	-	-
合 計	Total	542,751	100.0	531,026	100.0	541,354	100.0	562,253	100.0	571,049	100.0	380,231	100.0

※開始年月日が未到来のキャップ・スワップはございません。

(3) 調達金利 (Funding Rate)

(%)

年/決算月 (Fiscal Year)		04/12	05/3	05/9	05/12	2006/3(E)
調達金利	Funding Rate	1.35	1.46	1.33	1.39	1.39
間接	Indirect	1.75	1.77	1.67	1.71	1.72
直接	Direct	0.79	0.87	0.76	0.84	0.90

※調達金利＝期末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.55	1.65	1.55	1.85	1.95

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

(1)営業債権ベース／年間比較 *(Write-off / Balance / YOY%)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/12			05/3			05/12			2006/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	27,705	751,050	3.69	36,658	751,553	4.88	28,663	786,808	3.64	36,905	791,437	4.66
増減率	yoy%	-4.8			3.1			3.5			0.7		
カード	Card	11,167	293,783	3.80	15,257	288,923	5.28	11,113	322,166	3.45	14,484	318,561	4.55
増減率	yoy%	-7.7			0.1			-0.5			-5.6		
総合斡旋	Shopping	1,650	87,084	1.90	2,115	79,622	2.66	1,541	105,924	1.46	1,926	90,700	2.12
キャッシング	Cashing	9,517	206,699	4.60	13,141	209,300	6.28	9,572	216,242	4.43	12,557	227,861	5.51
個品斡旋	Installment Sales Finance	4,040	195,328	2.07	4,994	197,123	2.53	4,237	192,371	2.20	5,100	197,601	2.58
増減率	yoy%	-30.6			-17.7			4.9			2.1		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	8,293	151,821	5.46	11,445	157,630	7.26	9,120	169,530	5.38	11,908	173,542	6.86
増減率	yoy%	1.2			8.3			10.0			4.0		
信用保証	Guarantee	1,544	71,715	2.15	1,967	70,484	2.79	1,445	68,321	2.12	1,796	68,618	2.62
増減率	yoy%	-36.4			-16.0			-6.4			-9.3		
住宅	Home Loan	1,240	38,021	3.26	1,266	37,042	3.42	443	33,963	1.30	517	32,775	1.58
増減率	yoy%	313.4			142.8			-64.3			-59.2		
その他	Other	1,421	382	-	1,728	349	-	2,302	453	-	3,101	339	-
増減率	yoy%	422.3			108.3			62.0			79.5		
カード事故	Fraudulent Use of Credit Card	1,008	-	-	1,159	-	-	281	-	-	387	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	399	-	-	526	-	-	2,012	-	-	2,699	-	-
その他	Other	13	-	-	42	-	-	8	-	-	14	-	-

(2)買上金額ベース／年間比較 *(Write-off / Transaction Volume / YOY%)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/12(9M)			05/3(12M)			05/12(9M)			2006/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	1,650	274,849	0.60	2,115	373,130	0.57	1,541	343,542	0.45	1,926	460,563	0.42

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ利回り (*Average Yield / LIFE*)

(3) 営業債権ベース(*Managed Asset Basis*)

年/決算月(*Fiscal Year*)		04/12	増減数(yoy)	05/3	増減数(yoy)	05/12	増減数(yoy)	2006/3 (*E*)	増減数(yoy)
合計	*Total*	17.0	*1.2*	16.9	*0.5*	17.3	*0.3*	17.4	*0.5*
割賦売掛金収益	*Installment Receivable*	9.7	*-0.4*	9.8	*0.3*	9.8	*0.1*	10.0	*0.2*
総合斡旋	*Credit Card Shopping*	11.7	*-0.1*	11.8	*0.1*	12.2	*0.5*	12.5	*0.7*
個品斡旋	*Installment Sales Finance*	9.4	*0.0*	9.5	*0.3*	9.2	*-0.2*	9.3	*-0.2*
営業貸付収益	*Loans (Cash Advance)*	24.2	*-0.3*	24.0	*-0.3*	24.1	*-0.1*	24.0	*0.0*
カードキャッシング	*with Credit Card*	23.7	*-0.1*	23.4	*-0.4*	23.6	*-0.1*	23.5	*0.1*
キャッシュプラザ	*with Loan Card (Life Play Card)*	25.1	*-0.5*	24.9	*-0.5*	24.8	*-0.3*	24.8	*-0.1*
信用保証	*Guarantee*	3.9	*0.5*	4.0	*0.6*	4.4	*0.5*	4.5	*0.5*

14. 銀行保証事業 (*Bank Loan Guarantee/LIFE*)

(1) ライフ(*LIFE*)

年/決算月(*Fiscal Year*)				04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/12	増減率(yoy%)
保証残高	(百万円)	*Loans*	(*¥ Million*)	66,375	-3.1	65,305	-3.8	63,635	-4.1
新型商品	(百万円)	*High Yield Product*	(*¥ Million*)	22,767	24.6	24,046	22.7	26,153	14.9
提携先機関	(行)	*Tie-up Banks*	(*Number*)	91	*35*	103	*38*	113	*22*
旧型商品	(百万円)	*Low Yield Product*	(*¥ Million*)	43,608	-13.1	41,258	-14.6	37,482	-14.0
提携先機関	(行)	*Tie-up Banks*	(*Number*)	37	*-4*	35	*-6*	28	*-9*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

15. 事業者ローン2社の営業指標 *(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*		04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	42,293	76.2	47,622	72.6	59,772	59.7	66,366	56.9	71,623	50.4
口座数 (千件)	*Customer Accounts (Thousand)*	30	48.7	32	42.7	37	34.9	39	30.4	41	28.1
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	1,387	18.5	1,455	20.9	1,599	18.4	1,669	20.3	1,715	17.9
新規顧客件数 (千件)	*New Accounts (Thousand)*	10	7.6	13	6.8	7	12.5	11	9.9	14	7.7
営業店舗数 (店)	*Loan Business Branches*	3	*1*	4	*2*	7	*5*	7	*4*	7	*3*
有人店舗	*Staffed*	3	*1*	4	*2*	7	*5*	7	*4*	7	*3*
無人店舗	*Unstaffed*	–	–	–	–	–	–	–	–	–	–
社員数 (人)	*Number of Employees*	62	*7*	65	*8*	80	*24*	82	*20*	114	*49*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*		04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	41,443	39.0	45,673	46.3	57,175	57.4	63,406	53.0	73,413	60.7
口座数 (千件)	*Customer Accounts (Thousand)*	19	26.9	21	36.2	26	51.3	29	51.3	32	52.4
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	2,159	9.5	2,163	7.4	2,191	4.1	2,184	1.1	2,257	4.3
新規顧客件数 (千件)	*New Accounts (Thousand)*	6	100.9	9	107.7	7	101.0	11	77.8	16	77.8
営業店舗数 (店)	*Loan Business Branches*	50	*13*	50	*12*	57	*15*	63	*13*	63	*13*
有人店舗	*Staffed*	50	*13*	50	*12*	57	*15*	63	*13*	63	*13*
無人店舗	*Unstaffed*	–	–	–	–	–	–	–	–	–	–
社員数 (人)	*Number of Employees*	714	*334*	762	*316*	794	*124*	817	*103*	958	*196*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

16. 消費者金融グループ会社の営業指標 *(Review of Operation / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト *(Tryto / Merged : April 2004)*

年/決算月 *(Fiscal Year)*				04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3*(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	57,033	-	58,121	-	61,846	10.6	63,589	11.5	66,157	13.8
口座数	(千件)	*Customer Accounts*	*(Thousand)*	167	-	165	-	170	1.6	172	2.5	179	8.5
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	339	-	350	-	363	8.9	369	8.8	367	4.9
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	25	-	35	-	21	32.4	31	25.0	44	25.7
営業店舗数	(店)	*Loan Business Branches*		100	-	100	-	104	*4*	105	*5*	109	*9*
有人店舗		*Staffed*		48	-	48	-	50	*2*	50	*2*	55	*7*
無人店舗		*Unstaffed*		52	-	52	-	54	*2*	55	*3*	54	*2*
社員数	(人)	*Number of Employees*		254	-	252	-	292	*46*	292	*38*	319	*67*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)ワイド *(Wide / Acquisition : June 2004)*

年/決算月 *(Fiscal Year)*				04/12	増減率(yoy%)	05/3	増減率(yoy%)	05/9	増減率(yoy%)	05/12	増減率(yoy%)	2006/3*(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	95,395	-	95,345	-	98,770	4.2	100,025	4.9	103,892	9.0
口座数	(千件)	*Customer Accounts*	*(Thousand)*	202	-	204	-	219	9.8	227	12.3	235	15.2
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	470	-	466	-	450	-5.1	439	-6.7	441	-5.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	35	-	52	-	35	54.6	50	40.2	73	40.4
営業店舗数	(店)	*Loan Business Branches*		293	-	293	-	293	*0*	294	*1*	297	*4*
有人店舗		*Staffed*		33	-	33	-	33	*0*	33	*0*	37	*4*
無人店舗		*Unstaffed*		260	-	260	-	260	*0*	261	*1*	260	*0*
社員数	(人)	*Number of Employees*		367	-	358	-	390	*34*	367	*0*	386	*28*

注） 斜体数値は増減数。ワイドのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Notes: Italic Font = Increase or Decrease

The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

17. グループ経営一覧表 *(Group Management)*

		05/9	構成比 %	増減率 yoy%	05/12	構成比 %	増減率 yoy%	2006/3(E)	構成比 %	増減率 yoy%
営業債権残高合計	*Total Receivable Outstanding*	2,611,034	100.0	6.7	2,652,733	100.0	7.0	2,707,580	100.0	7.3
アイフル	*Aiful*	1,547,297	59.3	3.6	1,555,950	58.7	4.3	1,584,091	58.5	4.6
ライフ	*Life*	769,643	29.5	5.6	786,808	29.7	4.8	791,436	29.2	5.3
ビジネクスト	*Businext*	59,772	2.3	59.7	66,366	2.5	56.9	71,623	2.6	50.4
シティズ	*City's*	57,175	2.2	57.4	63,406	2.4	53.0	73,413	2.7	60.7
ワイド	*Wide*	98,770	3.8	4.2	100,025	3.8	4.9	103,892	3.8	9.0
トライト	*Tryto*	61,874	2.4	10.6	63,612	2.4	11.4	66,175	2.4	13.8
営業収益	*Total Operating Revenue*	272,802	100.0	6.4	411,779	100.0	6.3	552,941	100.0	6.7
アイフル	*Aiful*	172,607	63.3	1.6	259,140	62.9	1.3	346,097	62.6	1.6
ライフ	*Life*	65,530	24.0	9.5	98,579	23.9	8.5	132,900	24.0	9.0
ビジネクスト	*Businext*	3,851	1.4	62.8	6,152	1.5	60.7	8,612	1.6	58.2
シティズ	*City's*	6,500	2.4	51.0	10,294	2.5	51.3	14,629	2.6	52.7
ワイド	*Wide*	12,584	4.6	8.5	19,004	4.6	8.6	25,607	4.6	9.8
トライト	*Tryto*	7,947	2.9	11.3	12,093	2.9	11.8	16,259	2.9	11.8
経常利益	*Total Ordinary Income*	75,757	100.0	15.5	110,057	100.0	6.9	153,000	100.0	13.1
アイフル	*Aiful*	59,663	78.8	9.1	83,261	75.7	-1.5	121,000	79.1	7.5
ライフ	*Life*	11,639	15.4	50.2	19,023	17.3	45.7	21,100	13.8	27.7
ビジネクスト	*Businext*	596	0.8	273.9	1,040	0.9	192.4	1,384	0.9	118.6
シティズ	*City's*	641	0.8	-50.5	1,425	1.3	-14.9	2,196	1.4	-15.0
ワイド	*Wide*	2,510	3.3	162.8	3,739	3.4	70.8	5,872	3.8	247.0
トライト	*Tryto*	1,979	2.6	41.9	2,852	2.6	36.5	3,071	2.0	9.4
当期純利益	*Total Net Income*	44,210	100.0	35.1	64,290	100.0	13.6	89,115	100.0	17.7
アイフル	*Aiful*	35,569	80.5	17.8	49,718	77.3	-0.7	71,934	80.7	6.9
ライフ	*Life*	6,863	15.5	20.0	11,191	17.4	26.9	12,320	13.8	15.4
ビジネクスト	*Businext*	1,636	3.7	937.2	2,134	3.3	505.4	2,345	2.6	290.2
シティズ	*City's*	333	0.8	-51.7	827	1.3	-13.5	1,240	1.4	-17.0
ワイド	*Wide*	1,304	2.9	-	2,031	3.2	188.5	3,220	3.6	792.0
トライト	*Tryto*	1,176	2.7	49.8	1,671	2.6	58.0	1,845	2.1	31.1

18. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1995年～2005年12月推移*(Number of Petitions 1995-Nov 2005)*

暦年	1995年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年 (11M)	1月	2月	3月	4月	5月	6月	7月	8月	9月	10月	11月
件数	43,414	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	124,660	10,856	14,415	18,002	16,522	14,126	17,193	15,614	15,523	15,250	15,141	15,291
yoy	7.5%	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-9.6%	-22.5%	-19.6%	-17.5%	-16.2%	-10.6%	-7.9%	-12.5%	-4.2%	-7.7%	-8.5%	-7.5%

(2)形態別信用供与残高(*Consumer Credit Balance*)

(億円/¥ *100Million*)

	消費者信用全体 *Consumer Credit Total*		販売信用(ショッピング) *Credit Sales (Shopping)*		クレジットカード *Credit Card*		個品割賦 *Installment Credit*		消費者金融 *Consumer Finance*		預貯金担保 *Deposited Collateral*		消費者ローン計 *Consumer Loans*		銀行等金融機関 *Banks & Other Financial Institutions*		消費者金融会社 *Consumer Finance Companies*		信販・カード会社 *Credit Sales & Credit Card Companies*		その他 *Other*	
		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*
1994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	59,434	4.9	5,492	6.6
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	59,996	0.9	5,754	4.8

出所:(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額(*Consumer Credit Provided*)

(億円/¥ *100Million*)

	消費者信用全体 *Consumer Credit Total*		販売信用(ショッピング) *Credit Sales (Shopping)*		クレジットカード *Credit Card*		個品割賦 *Installment Credit*		消費者金融 *Consumer Finance*		預貯金担保 *Deposited Collateral*		消費者ローン計 *Consumer Loans*		銀行等金融機関 *Banks & Other Financial Institutions*		消費者金融会社 *Consumer Finance Companies*		信販・カード会社 *Credit Sales & Credit Card Companies*		その他 *Other*	
		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*		伸び率*(yoy%)*
1994年	707,370	3.1	285,062	2.2	136,321	4.1	148,741	0.6	422,308	3.8	223,243	5.1	199,065	2.3	66,144	-0.8	56,728	12.5	67,499	-2.1	8,694	3.0
1995年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	72,656	7.6	9,110	4.8
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	76,705	5.6	9,387	3.0
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	81,241	5.9	9,765	4.0
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	81,428	0.2	9,925	1.6
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	83,956	3.1	9,959	0.3
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	85,117	1.4	9,996	0.4
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	90,720	6.6	9,811	-1.9
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	92,465	1.9	9,826	0.2
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	91,504	-1.0	9,692	-1.4

出所:(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT4

AIFUL Corporation
Press Release

January 30, 2006

AIFUL Announces Launch of Specialized Internet Loan Companies

KYOTO — AIFUL Corporation has announced the establishment of two companies that will specialize in providing consumer loans via the Internet. The two companies, id Credit Corporation and Net One Club Corporation, are scheduled to commence operations on February 14, 2006. AIFUL's objectives in establishing the two companies are to expand its customer acquisition channels by employing multiple brands and to cater to the diverse needs of customers using IT technology.

1. Background to the Establishment of the New Companies

Competition for customer acquisition via the Internet is accelerating in today's consumer finance industry as can be seen in the aggressive entry into the industry by IT companies. Customers acquired through the Internet now account for 14% of new loan agreements at AIFUL, making it an effective channel for customer acquisition.
Thus, in order to effectively acquire customers online, AIFUL made the decision to establish specialized Internet loan companies that would provide unsecured loans to the middle- to high-risk Internet customer segments Not having any branches, the two companies will achieve low-cost operations with a small number of staff by utilizing AIFUL's existing platforms.

2. Outline of the New Companies

Name	Id Credit Corporation	Net One Club Corporation
Representative	President: Hiroshi Abe (Director of AIFUL)	President: Hiroshi Abe (Director of AIFUL)
Head office	Toho Hibiya Building, 1-2-2 Yuraku-cho, Chiyoda-ku, Tokyo	Toho Hibiya Building, 1-2-2 Yuraku-cho, Chiyoda-ku, Tokyo
Established	September 30, 2005	September 30, 2005
Capital	2.5 billion yen	1 billion yen
Share ownership	AIFUL Co., Ltd. (100% stake)	AIFUL Co., Ltd. (100% stake)
Number of employees	Initially about 30	Initially about 30
Commencement of operations	February 14, 2006 (scheduled)	February 14, 2006 (scheduled)

3. Development of Business at the New Companies

* Brand

As they will be entering the consumer finance market, for which competition over customer acquisition is known to be intense, the companies have each been given a brand image designed to be "memorable" and "familiar" to customers.

id Credit Corporation: ICHiLOW
Net One Club Corporation: Net One Club

* Sales channels
Applications and processing will be conducted via the Internet, cellular phone and telephone, together with immediate screening.

* Homepage addresses
id Credit Corporation: http://ichilow.jp
Net One Club Corporation: http://netoneclub.jp

* Loan interest rates and lending limit

id Credit Corporation:	Real annual rate: 7.7% - 17.9%	Limit: 3 million yen
Net One Club Corporation:	Real annual rate: 17.9% - 29.2%	Limit: 3 million yen

* Provision of loans and repayment
Provision of loans and repayment will initially have to be made using AIFUL, LIFE, Wide, TryTo, or Credit Saison cash dispensers and ATMs. However, the two companies are planning extensive ATM tie-ups that will include banks and retail operators. Customers may receive loans also by bank transfer and post office payments.

* Business goals
The business goals of the two companies are to achieve a low-cost operation that will assure greater convenience for customers and higher operational efficiency by speeding up loan assessment and responses, in order to build a business model that generates profits within a short period of time.

* Impact on financial results
The impact on AIFUL's consolidated financial results for the year ending March 2006 will be minimal.

* Reference
Brand logos for the new companies

Id Credit Corporation

Net One Club Corporation

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 5

AIFUL Corporation
Press Release

AIFUL Announces Organizational Changes, Changes in Responsibilities of Directors, and Personnel Transfers

KYOTO, February 20, 2006 — AIFUL Corporation hereby announces that the following organizational changes, changes in the responsibilities of directors, and personnel transfers have been decided, effective April 1, 2006.

1. Organizational Changes: (Refer to Attached Corporate Organization Chart)

(1) Organizational Changes to Loan Business Division
The following organizational changes will be made to the Loan Business Division in order to make contact center operations more efficient and to support basic system development for the AIFUL Group.

• Establishment of New Counseling Center
The contact centers that currently operate as two departments comprising the East Japan Contact Center and the West Japan Contact Center will be changed into three departments comprising the East Japan Contact Center, the West Japan Contact Center, and the Counseling Center in order to divide the respective functions of inbound and outbound operations and to further increase operational efficiency.

• Establishment of New Next Generation Systems Loan Business Support Office
A new Next Generation Systems Loan Business Support Office will be established with the objective of providing support for the development of the AIFUL Group's basic system, which has been conducted under the Next Generation Systems Office, from the Loan Business Division, which is the end-user of the system.

As a result, the Loan Business Division will consist of 14 departments, which are the Next Generation Systems Loan Business Support Office, the Loan Business Planning Department, the Loan Business Advertising Department, the East Japan Contact Center, the West Japan Contact Center, the Counseling Center and the eight area Loan Business Departments.

(2) Establishment of New Information Systems Division
A new Information Systems Division will be established in order to strengthen the Group's overall information system organization, and the Next Generation Systems Office in the Management Planning Division will be transferred to the Information Systems Division.

As a result, the Information Systems Division will consist of three departments, which are the Next Generation Systems Office, the Information Systems Development Department, and the Information Systems Operating Department.

(3) Organizational Changes in the Management Planning Division
The following organizational changes will be made to the Management Planning Division in order to further promote and strengthen the AIFUL Group's long-term goal of becoming a comprehensive provider of retail financial services.

- A new Corporate Management Department will be established to strengthen the Group's supervisory and strategic functions, accompanying the expansion in the scale of the AIFUL Group.
- The Strategic Studies Office, a study and research department that aims to promote the Group's goal of becoming a comprehensive provider of retail financial services, will be abolished.
- The Business Development Department and the IT Planning Department within the Management Planning Division will become stand-alone departments.
- The Next Generation Systems Office, which develops the basic systems for the AIFUL Group, will be transferred to the Information Systems Division.
- As a result, the Management Planning Division will consist of two departments, which are the Management Planning Department and the Corporate Management Department.

(4) Organizational Changes in the Personnel Division
A new Human Resources Development Office will be established in the Personnel Division in order to carry out the training of human resources and personnel exchanges for the entire Group more actively than in the past and to promote Group synergy in terms of personnel.

As a result, the Personnel Division will consist of three departments, which are the Personnel Development Office, the Personnel Department, and the Training Department.

(5) Establishment of New Coordination Department
A new Coordination Department will be established to be in charge of handling communications with organizations in industry and government.

2. Changes in the Responsibilities of Directors

Name	New areas of responsibility	Former areas of responsibility
Sadatoshi Kobayashi	Senior Managing Director, Information System Division	Senior Managing Director, Information Systems Operating Department, Information Systems Development Department
Yasutaka Fukuda	Director, Deputy-General Manager, Finance Division (Relieved from serving concurrently as General Manager, Finance Department)	Director, Deputy-General Manager, Finance Division, serving concurrently as Manager, Finance Department
Hiroshi Abe	Director, General Manager Management Planning Division, concurrently oversees Business Development Department and IT Planning Department	Director, General Manager, Management Planning Division
Tsuneo Sakai	Director, oversees Public Relations Department, Guarantee Business Department, Coordination Department and Investor Relations Office, serving concurrently as Manager, Investor Relations Office	Director, oversees, Public Relations Office, Guarantee Business Department, and Investor Relations Department, serving concurrently as Manager, Investor Relations Office

3. Appointment of divisional and departmental managers

Name	New post
Minoru Shimamura	Manager, Corporate Management Department
Masakazu Eguchi	Manager, IT Planning Department

Keiichiro Okawa	Manager, Finance Department
Tomihisa Furukawa	Manager, General Affairs Department
Shoji Nakayama	Manager, Inspection Department
Munetaka Shimatani	Manager, Hokkaido-Tohoku Loan Business Department
Yasuko Aida	Manager, North Kanto Loan Business Department
Tadahiro Nihsida	Manager, Chubu Loan Business Department

4. Transfers of divisional and departmental managers

Name	New post	Former post
Hiroshi Azuma	Manager, Management Planning Department	Manager, Business Development Department
Kurema Shingou	Manager, Business Development Department	Manager, Management Planning Department
Isao Okada	Manager, Next Generation Systems Office (relieved from serving concurrently as Manager, IT Planning Department)	Manager, IT Planning Department, serving concurrently as Manager, Next Generation Systems Office
Minoru Kobayashi	Manager, Coordination Department	Manager, Strategic Studies Office
Kazushige Yoda	Manager, Human Resources Development Office	Manager, Kyushu Loan Business Department
Koshin Okamura	Manager, Inspection Department	Manager, General Affairs Department
Kazuhiro Umeda	Deputy General Manager, Loan Business Division, serving concurrently as Manager, Loan Business Planning Department, serving concurrently as Manager, Next Generation Systems Loan Business Support Office	Deputy General Manager, Loan Business Division, serving concurrently as Manager, Loan Business Planning Department
Marie Kawai	Manager, East Japan Contact Center	Manager, North Kanto Loan Business Department
Hideki Sakiyama	Manager, Counseling Center	Manager, Information Systems Development Department
Kojiro Sometani	Manager, Kyushu Loan Business Department	Manager, Hokkaido-Tohoku Loan Business Department
Tsuguo Nakagawa	Manager attached to Personnel Division	Manager, Credit Assessment Department
Akihiko Okazaki	Manager attached to Personnel Department (Temporarily seconded to LIFE Co., Ltd.)	Manager, Inspection Department
Masahiro Sato	Manager attached to Personnel Department (Temporarily seconded to LIFE Co., Ltd.)	Manager, East Japan Contact Center

Note: LIFE Co., Ltd., is a subsidiary of AIFUL Corporation.

AIFUL Corporation

Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of April 1, 2006)

- General Meeting of Shareholders
  - Board of Auditors
- Board of Directors
  - Compliance Committee
- President
  - Management Planning Division
    - Management Planning Department
    - Corporate Management Department
  - Business Development Department
  - IT Planning Department
  - Marketing Department
  - Finance Division
    - Finance Department
  - Investor Relations Office
  - Public Relations Department
  - Coordination Department
  - Information Systems Division
    - Next Generation Systems Office
    - Information Systems Development Department
    - Information Systems Operating Department
  - General Affairs Department
  - Compliance Office
  - Legal Department
  - Accounting Department
  - Personnel Division
    - Human Resources Development Office
    - Personnel Department
    - Training Department
  - Credit Assessment Department
  - Inspection Department
  - Loan Business Division
    - Next Generation Systems Loan Business Support Office
    - Loan Business Planning Department
    - Loan Business Advertising Department
    - East Japan Contact Center
    - West Japan Contact Center
    - Counseling Center
    - Hokkaido-Tohoku Loan Business Department
    - North Kanto Loan Business Department
    - South Kanto Loan Business Department
    - Tokyo Central Loan Business Department
    - Chubu Loan Business Department
    - Kinki Loan Business Department
    - Chugoku-Shikoku Loan Business Department
    - Kyushu Loan Business Department
  - East Japan Loan Recovery Department
  - West Japan Loan Recovery Department
  - Guarantee Business Department

EXHIBIT6

AIFUL Corporation
Press Release

March 6, 2006

AIFUL Confirms Details on Issuance of Stock Options

KYOTO — AIFUL Corporation announced that it has confirmed the details on the issuance of stock options at a meeting of its Board of Directors held today concerning the stock option issuance that was approved at the company's Annual General Meeting of Shareholders held on June 24, 2005. Details are below.

1. Reason for issuing stock options

AIFUL will issue stock options for the purpose of increasing motivation to improve earnings of the AIUFL Group and to raise morale.

2. Overview of stock option issuance

(1) Date of stock option issuance
March 14, 2006 (planned)

(2) Stock option recipients
32 directors of AIFUL and its subsidiaries (excludes those on secondment), and 453 department and section managers from among the employees of AIFUL and its subsidiaries based on the regulations at each company, for a total of 485 recipients.

(3) Type and number of shares for stock options
374,400 shares of AIFUL common stock

(4) Number of stock options to be issued
7,488 stock options (50 shares of common stock for each stock option)

(5) Stock option issue price and calculation basis
No charge

(6) Amount to be paid when exercising stock options
AIFUL shall determine the amount on the date of issuance of the stock options.
The amount paid per stock option shall equal the number of shares for one stock option as stipulated in (4) multiplied by the amount paid per share determined as follows. The amount paid per share shall equal 103% of the monthly average (rounded up to the nearest ¥1) of daily (trading holidays excluded) closing prices of AIFUL common stock in regular trading on the Tokyo Stock Exchange during the month prior to the month in which the stock options are issued. However, should this be less than the closing price on the issue date (the nearest day with a closing price in the event there is no closing price

on the issue date), then the amount paid per share shall equal the closing price on the issue date.

Following the stock option issuance, the amount paid may be adjusted based on the formula below in the event that AIFUL implements a stock split or reverse stock split. Should the adjustment result in a fraction of ¥1, the figure shall be rounded up.

$$\text{Adjusted amount paid} = \text{Pre-adjustment amount paid} \times \frac{1}{\text{Split or reverse split ratio}}$$

AIFUL may also adjust the amount paid (rounded up to the nearest ¥1) based on the formula below in the event that new shares are issued or treasury stock retired for a price less than current market value (except in the cases of exercising stock warrants and stock options and exercising subscription rights pursuant to the Commercial Code prior to revision.)

$$\text{Adjusted amount paid} = \text{Pre-adjustment amount paid} \times \frac{\text{Shares outstanding} + \dfrac{\text{Newly issued shares} \times \text{Amount paid per share}}{\text{Market value before new share issuance}}}{\text{Shares outstanding} + \text{Newly issued shares}}$$

(7) Amount of issue price to be transferred to capital in the event of the issuance of shares due to the exercise of the stock options
The amount of the issue price to be incorporated in capital shall be one half of the relevant issue price, and the amount to be incorporated in capital shall be rounded up when fractions of less than ¥1 result from the calculations.

(8) Period for exercising stock options
July 1, 2007 to June 30, 2010.

(9) Conditions for exercising stock options

a) A stock option recipient must be a director or employee of AIFUL or an AIFUL subsidiary when exercising stock options. However, in the event of retirement due to the expiry of a person's term in office, mandatory retirement due to a person's age, or for another justifiable reason, AIFUL's Board of Directors may deem the retention of stock options to be appropriate.

b) Pledging or otherwise disposing of stock options is not allowed.

c) The number of stock options initially allocated to a stock option recipient shall not change in the event of change in the person's position due to reasons such as promotion, demotion, secondment, or resumption of regular position.

d) Other conditions are as stipulated in the Stock Option Grant Agreement.

(10) Reasons and conditions for cancelling stock options

a) AIFUL may cancel stock options without compensation in the event of the approval of a merger agreement in which AIFUL ceases to exist, or the approval by the General Meeting of Shareholders of a proposal to authorize an agreement for an exchange of shares and of a proposal to authorize transfer of shares that would make AIFUL a wholly owned subsidiary.

b) AIFUL may cancel stock options without compensation in the event that, prior to exercising their stock options, stock option recipients become unable to exercise their stock options as a result of not fulfilling the conditions stipulated in (9).

(11) Stock option transfer restrictions

The transfer of stock options requires the approval of AIFUL's Board of Directors.

Reference
(1) Date of Board of Directors resolution for proposal to General Meeting of Shareholders: May 18, 2005
(2) Date of resolution of General Meeting of Shareholders: June 24, 2005

	AIFUL Corporation
Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT7

AIFUL Corporation
Press Release

March 13, 2006

AIFUL Announces Organizational Change and Personnel Changes

KYOTO — AIFUL Corporation has announced the following organizational change and personnel changes effective as of April 1, 2006.

1. Organizational change (please refer to attached organization chart)

In order to strengthen the auditing function and support the auditing operations of its group companies, AIFUL will establish a new Group Audit Department within the Management Planning Division. The Management Planning Division will now consist of three departments, the Management Planning Department, the Corporate Management Department and the Group Audit Department

2. Appointment of departmental managers

Name	Position
Minoru Shimamura	General Manager, Corporate Management Department General Manager, Group Audit Department
Katsuhiko Nagasue	General Manager, Information Systems Development Department (*Temporarily seconded from LIFE Co., Ltd.)

* LIFE is a subsidiary of AIFUL Corporation.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of April 1, 2006)

- General Meeting of Shareholders
  - Board of Auditors
- Board of Directors
  - Compliance Committee
- President
  - Management Planning Division
    - Management Planning Department
    - Corporate Management Department
    - Group Audit Department
  - Business Development Department
  - IT Planning Department
  - Marketing Department
  - Finance Division
    - Finance Department
  - Investor Relations Office
  - Public Relations Department
  - Coordination Department
  - Information Systems Division
    - Next Generation Systems Office
    - Information Systems Development Department
    - Information Systems Operating Department
  - General Affairs Department
  - Compliance Office
  - Legal Department
  - Accounting Department
  - Personnel Division
    - Human Resources Development Office
    - Personnel Department
    - Training Department
  - Credit Assessment Department
  - Inspection Department
  - Loan Business Division
    - Next Generation Systems Loan Business Support Office
    - Loan Business Planning Department
    - Loan Business Advertising Department
    - East Japan Contact Center
    - West Japan Contact Center
    - Counseling Center
    - Hokkaido-Tohoku Loan Business Department
    - North Kanto Loan Business Department
    - South Kanto Loan Business Department
    - Tokyo Central Loan Business Department
    - Chubu Loan Business Department
    - Kinki Loan Business Department
    - Chugoku-Shikoku Loan Business Department
    - Kyushu Loan Business Department
  - East Japan Loan Recovery Department
  - West Japan Loan Recovery Department
  - Guarantee Business Department

EXHIBIT8

AIFUL Corporation
Press Release

March 14, 2006

AIFUL Announces Determination of Exercise Price for Stock Options

KYOTO — AIFUL Corporation has announced today that it determined the exercise price for the stock options based on the resolution of the meeting of the Board of Directors held on March 6, 2006. Details are below.

1. Date of stock option issuance

March 14, 2006

2. Amount to be paid on the exercise of stock options

Per stock option	¥421,000
Amount paid per share (Exercise price)	¥8,420

3. Total issue value on issue of shares due to exercise of stock options

¥3, 152,448,000

4. Amount of issue value of shares to be included in capital on issue of shares due to exercise of stock options

Per share ¥4,210

[Reference]
(1) Date of Board of Directors' resolution for proposal to General Meeting of Shareholders: May 18, 2005
(2) Date of resolution of General Meeting of Shareholders: June 24, 2005
(3) Date of Board of Director's resolution on this stock option issuance: March 6, 2006

	AIFUL Corporation
Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT9

AIFUL Corporation
Press Release

March 31, 2006

AIFUL Announces Organizational Changes and Changes to Personnel and Responsibilities

KYOTO — AIFUL Corporation has announced organizational changes, the appointment of new directors, the retirement of directors and a corporate auditor, and changes in the responsibilities of directors, as detailed below.

1. Organizational Changes: As of April 1, 2006 (See attached Organization Chart)

Organizational Changes in the Management Planning Division
In order to ensure speedy implementation of the management strategy of the entire AIFUL Group, the Marketing Department, which currently creates marketing strategy and scoring for the Group overall as an independent department, will be transferred to the Management Planning Division. As a result, the Management Planning Division will consist of four departments: the Management Planning Department, the Corporate Management Department, the Group Audit Department, and the Marketing Department.

2. Changes to the Responsibilities of Directors: As of April 1, 2006

Name	New areas of responsibility	Former areas of responsibility
Katsuhide Horiba	Senior Managing Director	Senior Managing Director, Senior General Manager, Finance Division
Masayuki Sato	Director (Senior Managing Director, LIFE Co., Ltd.)	Director overseeing Marketing Department (Senior Managing Director, LIFE Co., Ltd.)

Note: LIFE Co., Ltd., is a subsidiary of AIFUL Corporation.

3. Appointment of New Directors: As of June 27, 2006

The candidates for director listed in the table on the next page will be appointed at the annual general meeting of shareholders scheduled for June 27, 2006, conditional on the resolution of the subsequent meeting of the Board of Directors.

Appointment of New Directors: As of June 27, 2006 (Cont.)

Name	Position and areas of responsibility	Former position
Nobuyuki Wakuta	Managing Director, Senior General Manager, Management Planning Division, concurrently overseeing IT Planning Department	Executive Officer, Head Office, Sumitomo Trust & Banking Co., Ltd.
Yoshinobu Takaishi	Managing Director, Senior General Manager, Finance Division	Director, Senior General Manager, Business Planning Division, Nihon Building Services Co., Ltd.
Yasuo Hotta	Director overseeing Accounting Department	Standing Corporate Auditor, AIFUL Corporation
Akira Takami	Director overseeing Business Development Department and Guarantee Business Department	Advisor, AIFUL Corporation
Tsuguo Nakagawa	Director overseeing Inspection Department and Credit Assessment Department	General Manager, Personnel Division

Yoshinobu Takaishi and Nobuyuki Wakuta are scheduled to be appointed as advisors to AIFUL Corporation on April 1, 2006 and April 17, 2006, respectively.

4. Changes to Responsibilities of Directors: As of June 27, 2006

The following changes to responsibilities of directors are conditional on their appointment by the annual general meeting of shareholders scheduled for June 27, 2006 and on resolution at the subsequent meeting of the Board of Directors.

Name	New areas of responsibility	Former areas of responsibility
Hiroshi Abe	Director, Senior General Manager, Information Systems Division	Director, Senior General Manager, Management Planning Division, concurrently overseeing Business Development Department and IT Planning Department
Tsuneo Sakai	Director overseeing Public Relations Department, Coordination Department, Investor Relations Office, concurrently General Manager, Investor Relations Office	Director overseeing Public Relations Department, Guarantee Business Department Coordination Department, Investor Relations Office, concurrently General Manager, Investor Relations Office

5. Retirement of Directors and Corporate Auditor: As of June 27, 2006

Name	Areas of responsibility
Katsuhide Horiba	Senior Managing Director
Sadatoshi Kobayashi	Senior Managing Director, Senior General Manager, Information Systems Division
Takashi Koumoto	Director overseeing Accounting Department
Yasuo Yanagibashi	Director overseeing Inspection Department and Credit Assessment Department
Yasuo Hotta	Standing Corporate Auditor

Yasuo Hotta is scheduled to be appointed as a director after retiring as the standing corporate auditor of AIFUL Corporation.

AIFUL Corporation

Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 3274-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of April 1, 2006)


General Meeting of Shareholders
Board of Auditors
Board of Directors
Compliance Committee
President
Management Planning Division
Management Planning Department
Corporate Management Department
Group Audit Department
Marketing Department
Business Development Department
IT Planning Department
Finance Division
Finance Department
Investor Relations Office
Public Relations Department
Coordination Department
Information Systems Division
Next Generation Systems Office
Information Systems Development Department
Information Systems Operating Department
General Affairs Department
Compliance Office
Legal Department
Accounting Department
Personnel Division
Human Resources Development Office
Personnel Department
Training Department
Credit Assessment Department
Inspection Department
Loan Business Division
Next Generation Systems Loan Business Support Office
Loan Business Planning Department
Loan Business Advertising Department
East Japan Contact Center
West Japan Contact Center
Counseling Center
Hokkaido-Tohoku Loan Business Department
North Kanto Loan Business Department
South Kanto Loan Business Department
Tokyo Central Loan Business Department
Chubu Loan Business Department
Kinki Loan Business Department
Chugoku-Shikoku Loan Business Department
Kyushu Loan Business Department
East Japan Loan Recovery Department
West Japan Loan Recovery Department
Guarantee Business Department